Exhibit 99.3

Management’s

Discussion and Analysis

For the year ended December 31, 2021

(Prepared in accordance with International

Financial Reporting Standards)

This Management’s Discussion and Analysis (“MD&A”) dated March 24, 2022 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2021 that were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “Annual Financial Statements”). The Annual Financial Statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Mexican pesos, European Union euros (“Euros” or “€”) or Australian dollars (“A$”). Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), is available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include the following:

•	the Company’s outlook for 2022 and future periods;
•	statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;
•

anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

•	estimates of future mineral production and sales;
•	estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other costs;
•	estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;
•

statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;

•

estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

•	estimates of cash flow;
•	estimates of mine life;
•	anticipated timing of events at the Company’s mines, mine development projects and exploration projects;
•	estimates of future costs and other liabilities for environmental remediation;
•	statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact thereof on the Company;
•	other anticipated trends with respect to the Company’s capital resources and results of operations; and
•	statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s operations and business.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that measures taken in connection with the COVID-19 pandemic do not affect productivity; that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites; that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Australian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in “Risk Factors” below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

Meaning of “including” and “such as”: When used in this MD&A, the terms “including” and “such as” mean including and such as, without limitation.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the Canadian Security Administrators’ (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”) may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this MD&A  may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended the definitions of “proven mineral reserves” and “probable mineral reserves” in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this MD&A are or will be economically or legally mineable.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is or will ever be economically or legally mineable.

The mineral reserve and mineral resource data set out in this MD&A are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See “Mineral Reserves and Mineral Resources” in the AIF for additional information.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “realized prices”, “sustaining capital expenditures”, “development capital expenditures” and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the Annual Financial Statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

The total cash costs per ounce of gold produced (also referred to as total cash costs per ounce) is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include smelting, refining and marketing charges and then dividing by the number of ounces of gold produced excluding production prior to the achievement of commercial production. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail about these reconciling items, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with gold production and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this MD&A, unless otherwise indicated, total cash costs per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produce (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

All-in sustaining costs (“AISC”) per ounce of gold produced (also referred to as all-in sustaining cost per ounce) on a by-product basis is used to reflect the Company’s total sustaining expenditures of producing and selling an ounce of gold while maintaining the Company’s current operations. AISC per ounce is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced (excluding production prior to the achievement of commercial production). These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for this inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization. In this MD&A, unless otherwise indicated, AISC per ounce of gold produced is reported on a by-product basis.

The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed (excluding the tonnage processed prior to the achievement of commercial production). As the total cash costs per ounce of gold produced can be affected by fluctuations in by‑product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful measure for investors as it provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses). This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the company adds the following items to the operating margin: Income and mining taxes expense; other expenses (income); foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). Management uses this measure internally for planning purposes and to forecast future operating results. This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Realized prices are calculated as revenue from mining operations by metal divided by the volume of metal sold. Management uses realized prices to, and believes is helpful to investors so they can, evaluate the impact of changing metals prices on the Company’s revenue in each reporting period. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and foreign exchange rates.

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production. This measure includes expenditures on assets so that they retain their existing productive capacity as well as expenditures that enhance performance and reliability of the operations. Development capital expenditures are expenditures incurred at new projects and expenditures at existing operations that are undertaken with the intention to increase net present value through higher production levels or extensions of mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments, management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. While the Company follows the World Gold Council guidance in its classification of capital expenditures into sustaining or development, the classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Finland and Mexico, with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper. In 2021, Agnico Eagle recorded production costs per ounce of gold of $853(i) and total cash costs per ounce of gold produced of $770(i) on a by-product basis and $829(i) on a co-product basis on payable production of 2,086,405 ounces of gold. The average realized price(ii) of gold increased by 0.3% from $1,788 per ounce in 2020 to $1,794 per ounce in 2021.

Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential. On February 8, 2022, the Company completed the merger of equals (the “Merger”) with Kirkland Lake Gold Ltd. (“Kirkland”). Results from Kirkland are not included in the Company’s 2021 consolidated results.

Highlights

●	The Company announced on September 28, 2021 that they had entered into an agreement with Kirkland to combine in a merger of equals and continue under the name “Agnico Eagle Mines Limited”. Agnico Eagle and Kirkland closed the transaction on February 8, 2022, with Agnico acquiring 100% of the issued and outstanding Kirkland shares. Each Kirkland shareholder received 0.7935 common shares of Agnico for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico common shares. Agnico began consolidating the operating results, cash flows and net assets of Kirkland from February 8, 2022. Kirkland is now a subsidiary of Agnico Eagle. Kirkland was a publicly traded mining company with ownership interests in the Detour Lake and Macassa mines in Ontario, Canada and the Fosterville mine in Australia.
●	The Company completed the purchase of all the issued and outstanding common shares and equity instruments exchangeable for common shares of TMAC Resources Inc. (“TMAC”) on February 2, 2021. TMAC owned and operated the Hope Bay mine and also owned exploration properties in the Kitikmeot region of Nunavut.
●	Strong operational performance with payable production of 2,086,405 ounces of gold and production costs per ounce of gold of $853(i) during 2021.
●	Total cash costs per ounce of gold produced(iii) of $770(i) on a by-product basis and $829(i) on a co-product basis in 2021.
●	All-in sustaining costs per ounce of gold produced(iv) of $1,059(i) on a by-product basis and $1,118(i) on a co-product basis in 2021.
●	Proven and probable gold reserves totaled 25.7 million ounces at December 31, 2021, an 6.6% increase compared with 24.1 million ounces at December 31, 2020 with an increase in the gold reserve grade of 10.2%.
●	As at December 31, 2021, Agnico Eagle had strong liquidity with $191.1 million in cash and cash equivalents and short-term investments along with approximately $1.2 billion in undrawn credit lines.

●	The Company’s operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.
●	The Company continues to maintain its investment grade credit rating and has adequate financial flexibility to finance capital requirements at its mines and development projects from operating cash flow, cash and cash equivalents, short-term investments and undrawn credit lines.
●	In February 2022, the Company declared a quarterly cash dividend of $0.40 per common share. The quarterly dividend was increased by $0.05 per share, or approximately 14%, for the dividend to be paid in the first quarter of 2022. Agnico Eagle has declared a cash dividend every year since 1983.

Notes:

(i) Excludes production from mines and projects that occurs prior to the achievement of commercial production from such mine or project. See “Note to Investors Concerning Certain Measures of Performance”.

(ii) Realized price is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements. See “Note to Investors Concerning Certain Measures of Performance”.

(iii)Total cash costs per ounce of gold produced is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to production costs see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.

(iv) All-in sustaining costs per ounce of gold produced is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to production costs see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.

Strategy

Agnico Eagle’s ability to consistently execute its business strategy has provided a solid foundation for growth.

The Company’s goals are to:

●	Deliver on performance and growth expectations: Ensure our existing portfolio delivers on expectations, lowers operational risk and generates free cash flow;
●	Build and maintain a high-quality project pipeline: Ensure we develop a best-in-class project pipeline to replenish reserves and production, while maintaining the quality, manageability and fit of our future portfolio;
●	Develop our people: Develop and provide growth opportunities for our people and provide the skills infrastructure to support the development of our operations and projects;
●	Operate in a socially responsible manner: Create value for our shareholders while operating in a safe, and socially and environmentally responsible manner, as we contribute to the prosperity of our people, their families and the communities in which we operate.

These four pillars - performance, pipeline, people and socially responsible - form the basis of Agnico Eagle’s success and competitive advantage. By delivering on them, the Company strives to continue to build its production base and generate increased value for shareholders, while operating in a safe, socially and environmentally responsible manner, as we contribute to the prosperity of our people, their families and the communities in which we operate.

Portfolio Overview

The overview below discloses the Company’s mines as at December 31, 2021. For information on the mines that the Company acquired as a result of the Merger, see “Outlook - Operations Outlook”.

Northern Business

Canada - LaRonde Complex

The 100% owned LaRonde Complex in northwestern Quebec, includes the LaRonde mine and the LaRonde Zone 5 mine (“LZ5”). The LaRonde mine is the Company’s oldest mine and achieved commercial production in 1988. In 2003, the Company acquired LZ5, which lies adjacent to and west of the LaRonde mine and was exploited by open pit mining by its previous operator. The LZ5 mine achieved commercial production in June 2018.

LaRonde Mine

The LaRonde mine extension, the portion of the mine below level 245, achieved commercial production in December 2011, and under current mine plans is expected to be in production through 2032.

The LaRonde mine has been successful at incrementally implementing automation for its production activities and is increasingly relying on this technology. In 2021, at the LaRonde mine, 27% of the production mucking was done in automated mode with operators based on surface, compared to the Company’s initial objective of 17%. In 2022, the Company is targeting 30% of the production mucking to be done in automated mode. In addition, the Company is also testing remote production drilling.

A delay in the mining sequence resulted in lower production than expected from the West mine area (15% of gold produced) and overall lower gold grades in the fourth quarter of 2021. In the first quarter of 2022, approximately 20-25% of the gold is expected to be sourced from the West mine area.

At Zone LR11-3 (which is at the past producing Bousquet 2 mine), the dewatering of the old workings and the development continued according to plan in the fourth quarter of 2021. Production from LR11-3 is expected to begin in late 2022.

The LaRonde mine’s proven and probable mineral reserves were approximately 3.0 million ounces at December 31, 2021.

LaRonde Zone 5 Mine

In 2003, the Company acquired the Bousquet property, which adjoins the LaRonde mine to the west and hosts the Bousquet Zone 5 deposit. Commercial production at LZ5 was achieved in June 2018 and under current mine plans, is expected to be in production through 2032.

In the fourth quarter of 2021, the mining rate at the LZ5 mine averaged approximately 3,264 tonnes per day (“tpd”). With a production rate above 3,200 tpd for a second consecutive quarter , the site has demonstrated the benefits from automated equipment and is now targeting to maintain this mining rate of 3,200 tpd in 2022.

The LZ5 mine has also been successful at incrementally implementing automation for its production activities and is increasingly relying on this technology. In 2021, at the LZ5 mine, 23% of the production mucking was done in automated mode with operators based on surface, compared to the Company’s initial objective of 20%. In 2022, the Company has targeted 23% of the production mucking and hauling to be done in automated mode. In addition, the Company is also testing remote production drilling.

The LZ5 mine’s proven and probable mineral reserves were approximately 0.9 million ounces at December 31, 2021.

Canada - Goldex Mine

The 100% owned Goldex mine in northwestern Quebec achieved commercial production from the M and E satellite zones in October 2013. The Deep 1 Zone achieved commercial production in July 2017. Production from the Deep 1 Zone is expected to extend Goldex’s mine life through 2030 under current mine plans.

During the third quarter of 2021, throughput levels were affected by changes in mining sequence to manage a blockage in the pastefill network. Work on the pastefill network was completed in November 2021, returning it to normal operating levels. Production in the higher grade South Zone and Deep 1 Zone resumed as per the adjusted mining sequence.

Ore production from the South Zone was 776 tpd in the fourth quarter of 2021 and reached 1,319 tpd in December 2021. The increased ore production from the South Zone contributed to the higher gold grade processed in the fourth quarter of 2021.

In the fourth quarter of 2021, the Rail-Veyor system, which is composed of a light rail train propelled by stationary drive stations to transport material, operated at 7,143 tpd, above its design capacity of 7,000 tpd.

The Goldex mine’s proven and probable mineral reserves were approximately 1.0 million ounces at December 31, 2021.

Canada - Meadowbank Complex

In 2007, the Company acquired Cumberland Resources Ltd., which held a 100% interest in the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved at the Meadowbank mine in March 2010. Mining operations at the Meadowbank site ceased in 2019, but the Meadowbank mill and other infrastructure remain active in support of the Amaruq satellite deposit.

The 100% owned Amaruq satellite deposit is located approximately 50 kilometres northwest of the Meadowbank mine and its mining potential was identified by the Company in 2013. In 2016, the Company approved the project for development. Commercial production was achieved at the Amaruq satellite deposit in September 2019 and, under current mine plans, is expected to be in production through 2027.

In 2021, the Amaruq open pit continued to show consistent improvement in production and set a yearly record of tonnes mined of approximately 38.5 million tonnes. In addition, the long haul truck fleet demonstrated consistent performance and hauled a record 3.8 million ore tonnes between Amaruq and Meadowbank during 2021.

Due to the COVID-19 Omicron variant outbreak in December 2021, activities at the Meadowbank Complex were reduced to essential services as of December 22, 2021. In the fourth quarter of 2021, gold grades at the mill were lower than forecast as a result of higher than expected dilution and the changes in the mining sequence commencing in the second quarter of 2021. With the combination of the lower gold grades and the 11-day suspension of activities, the gold production in the fourth quarter of 2021 was lower than anticipated. Production activities were restarted in mid-January 2022 and gradually ramped-up to normal operating levels into February 2022.

As a result of the suspension of production activities in December 2021, and the gradual ramp-up of activities in January 2022, gold production at Meadowbank in the first quarter of 2022 is expected to be approximately 60,000 ounces.

In the fourth quarter of 2021, the Company completed a seven-day mill shutdown which included preparation work to tie-in the High Pressure Grinding Rolls (“HPGR”) that will be used for reducing the size of the ore and increase throughput. The HPGR commissioning is expected to be completed in the second quarter of 2022.

In the fourth quarter of 2021, the underground development was above target with 942 metres completed.

In the first half of 2022, the Company is focusing on the Amaruq underground project’s operational readiness. The extraction of a test stope is planned for the second quarter of 2022 and commercial production is expected to be achieved in the second half of 2022.

The Meadowbank Complex’s proven and probable mineral reserves were approximately 2.6 million ounces at December 31, 2021.

Canada - Meliadine Mine

In 2010, Agnico Eagle acquired its 100% interest in the Meliadine mine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp. Commercial production was achieved at the Meliadine mine in May 2019. In 2020, the Company’s Board of Directors (“Board”) approved the Phase 2 expansion at Meliadine which accelerates the Tiriganiaq open pit. Under current mine plans, the Meliadine mine is expected to be in production through 2032.

In 2021, the Meliadine mine achieved and exceeded the ramp-up of the processing facilities, achieving an average yearly processing rate of 4,698 tpd. In the fourth quarter of 2021, the average processing rate increased to 5,022 tpd. The increased mill throughput drove record yearly gold production of 391,687 ounces (including pre-commercial production from the Tiriganiaq open pit). Open pit activities in Tiriganiaq were completed as planned in 2021 and a second phase is expected to start in 2022.

Due to the COVID-19 Omicron variant outbreak in December 2021, the mine focused on production and reduced the level of some supporting activities, including underground development, which is expected to slightly affect the mining sequence in early 2022. As of mid-January 2022, the mine had returned to normal operating levels.

The saline water discharge to sea season started on August 14, 2021 and was completed in the fourth quarter of 2021. The inflow of saline water underground remains below predicted levels. The surface saline water storage facilities are expected to provide sufficient capacity to manage water levels at site until the construction of the discharge waterline.

The permit for the construction of a discharge waterline to the sea was received on January 31, 2022. By replacing the discharge saline water to sea currently performed by truck, the waterline, which will be used on a seasonal basis, is expected to reduce costs and the environmental impact. The construction of the waterline is expected to start in the second quarter of 2022 and to be completed in time for the 2024 discharge season.

The Meliadine mine’s proven and probable mineral reserves were approximately 3.7 million ounces at December 31, 2021.

Canada - Hope Bay Mine

On February 2, 2021, Agnico Eagle completed the acquisition of TMAC for consideration of approximately $226.0 million, consisting primarily of cash used to purchase all outstanding shares of TMAC. Immediately prior to the closing of the transaction and in accordance with its terms, TMAC retired its $134.0 million long-term debt using its own cash resources and the proceeds of an advance of $105.0 million from the Company. The acquisition also triggered a one-time option for TMAC to buy-back a 1.5% net smelter return royalty on the Hope Bay property from Maverix Metals Inc. which was exercised prior to closing for $50.0 million and the payment made shortly after the acquisition date.

With the acquisition of TMAC, the Company acquired a 100% interest in the Hope Bay property, which is located in the Kitikmeot region of Nunavut. The 80-kilometer long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston), with historical mineral reserves and mineral resources and over 90 regional exploration targets.

In late September 2021 and again in mid-October 2021, there were a significant number of COVID-19 cases identified at site. As a precautionary measure, the Company decided to suspend mining and milling operations as it investigated opportunities to improve screening and testing at the Edmonton and Yellowknife facilities and health protocols at site. The Company started to ramp-up exploration and underground activities in mid-November 2021. However, with increasing cases of COVID-19 in December, the Company again reduced all activities at site to essential services only.

The Company announced in February 2022 that production activities at the Hope Bay mine will be suspended for the remainder of 2022 and 2023 and the Company’s primary focus during this time will be accelerating exploration and the evaluation of larger production scenarios.

The Hope Bay mine’s proven and probable mineral reserves were approximately 3.3 million ounces at December 31, 2021.

Canada - Canadian Malartic Mine

In 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) jointly acquired Osisko Mining Corporation, now Canadian Malartic Corporation (“CMC”). As a result, Agnico Eagle and Yamana each own 50% of CMC and Canadian Malartic General Partnership (the “Partnership”), a general partnership which now holds the Canadian Malartic mine in northwestern Quebec.

In 2021, record operational performances and high gold grades contributed to record annual gold production of 714,784 ounces (on a 100% basis).

In the fourth quarter of 2021, the Canadian Malartic mine poured its six millionth ounce of gold (on a 100% basis) since the beginning of the operation in 2011. The fourth quarter of 2021 was the third consecutive quarter with over 18 million tonnes extracted from the pits. Open pit production was above plan at the Canadian Malartic pit. After the open pit is mined out, the Partnership plans to use it for tailings disposal starting in 2024.

In mid-2020, the Partnership approved the start of construction of surface infrastructure and an underground exploration ramp into the East Gouldie, Odyssey and East Malartic zones, collectively known as the Odyssey project. At the Odyssey project, underground development in 2021 was in line with expectations with 1,487 linear metres of ramp completed and 2,081 equivalent metres of lateral development achieved. An exploration drift has been installed on Level 16 and ramp access is now down to Level 26, which is approximately half way down the known extent of the Odyssey South deposit. Development is expected to ramp-up from the current level of 425 metres per month to approximately 860 metres per month in the second half of 2022. To facilitate the increased development rate, the Partnership will be adding its own development crews and additional underground equipment (both diesel and electric) in the second quarter of 2022.

Production using the ramp is expected to begin gradually at Odyssey South in the first half of 2023, increasing to up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe was initiated in 2021 and shaft sinking activities are expected to begin in the fourth quarter of 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030, respectively.

Surface construction activities are progressing well with the maintenance garage and warehouse erected and fully enclosed at the end of 2021. The garage is expected to be completed by April 2022. Work on the foundations for the first phase of the paste plant started in February 2022 and the plant is expected to be completed in the first quarter of 2023.

In 2021, twelve surface drills completed 123,680 metres of drilling and two underground drills completed 9,722 metres of drilling. The focus of the surface drilling was to infill and extend the East Gouldie Zone and test the Odyssey internal zones. The underground drilling was primarily focused on conversion of mineral resources at the Odyssey South deposit.

Agnico Eagle’s attributable share of proven and probable mineral reserves at the Canadian Malartic mine were approximately 1.8 million ounces at December 31, 2021.

Canada - Kirkland Lake Assets

On March 28, 2018, the Company acquired the 50% of the Canadian exploration assets (the “CMC Exploration Assets”) of CMC that it did not previously own, including the Kirkland Lake and Hammond Reef gold projects, resulting in Agnico Eagle’s 100% ownership of the assets. The transaction did not affect the ownership of the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway and East Amphi properties, which will continue to be jointly owned and operated by the Company and Yamana through CMC and the Partnership.

Kirkland Lake Project

In 2021 at Upper Beaver, 163 holes totaling 58,691 metres were drilled in both the shallow conversion program between surface and 500 metres depth and the conversion and expansion drilling at depths between 800 and 1,500 metres below surface that targeted the Porphyry, Footwall and Gap zones. The conversion and expansion drilling continued to intersect significant high-grade mineralization, further expanding the Footwall and Porphyry zones at depth. Recent results include a highlight intercept grading 8.7 g/t gold and 0.81% copper over 18.2 metres at 1,435 metres depth in the East Porphyry Zone.

The 2021 exploration results are expected to have a positive impact on an internal technical evaluation of the Upper Beaver deposit expected to be completed in 2022. The Company believes that with ongoing exploration, there is strong potential to delineate additional mineral resources at depth and proximate to the known deposit areas.

The Upper Canada deposit lies approximately 6.0 km southwest of the Upper Beaver property, and 1.6 km north of the main Lake-cadillac Deformation Zone, within a 300 to 400 metres wide strongly altered deformation corridor. Host rocks are primarily volcanic (trachyte) tuffs and sediments that have been intruded by syenite bodies. Gold mineralization is associated with intensely altered shear zones with fine pyrite and ancillary sulphide mineralization. En-echelon higher-grade lenses are present within a broader envelope of lower grade mineralization. Upper Canada was in production from the 1930s to the 1970s and produced 1.5 million ounces. Drilling by various owners over the last few decades has defined a wider zone around the old narrow workings hosting the current mineral resources.

The Upper Beaver deposit’s proven and probable mineral reserves were approximately 1.4 million ounces at December 31, 2021. No proven and probable mineral reserves have been declared at the Upper Canada project.

Hammond Reef Project

The Hammond Reef deposit is a high tonnage, low grade gold deposit that is primarily hosted in variably sheared and altered granitoid rocks. Gold mineralization is typically associated with fine grained pyrite mineralization that is often associated with fractures, veinlets and veins filled with various combinations of chlorite, calcite and quartz.

Resource sharing agreements with local First Nations are in place and the project has received environmental approval from both federal and provincial governments. In January 2020, the Company purchased a 2% NSR royalty on the Hammond Reef project from Kinross Gold Corporation for $12.0 million. The property remains subject to a 2% NSR royalty held by Osisko Royalties.

A positive internal technical evaluation at Hammond Reef was completed by the Company in 2020, which resulted in the declaration of the first mineral reserves for the project on December 31, 2020.

The Hammond Reef deposit’s proven and probable mineral reserves were approximately 3.3 million ounces at December 31, 2021.

Finland - Kittila Mine

The 100% owned Kittila mine in northern Finland was added to the Company’s portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009. Under current mine plans, the Kittila mine is expected to be in production through 2034.

In February 2018, the Board approved an expansion to increase throughput rates at Kittila to 2.0 million tonnes per annum (“mtpa”) from the current rate of 1.6 mtpa. This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades.

The expansion project is expected to increase the efficiency of the mine and maintain or decrease operating costs while providing access to the deeper mining horizons. In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

The mine achieved record annual gold production of 239,240 ounces in 2021. This performance was driven by successful operation of the mill at its expanded run-rate of 2.0 mtpa and strong performance from the underground mine which extracted a record 2,089,535 tonnes in 2021.

In the fourth quarter of 2021, the mine started installing a private 5G wifi network to support the underground and surface operations. The network is an integral step in the digital transformation of the mine site (which is expected to unlock opportunities for further automation advancements such as autonomous vehicles). The installation will continue through 2022 with completion expected in the fourth quarter of 2022.

The Kittila shaft sinking rate improved in the fourth quarter of 2021 and the shaft sinking is approximately 70% complete. Shaft sinking is expected to be completed in the third quarter of 2022. Commissioning of the production hoist is expected in late 2022 or early 2023. The overall total expansion project costs are expected to remain within the previously disclosed estimated range of €190 to €200 million, however the global COVID-19 pandemic may affect costs and timing.

As part of the expansion project at the mine, the construction of a nitrogen removal plant is progressing on schedule and is expected to be commissioned in the second half of 2022.

Proven and probable mineral reserves at the Kittila mine were approximately 3.8 million ounces at December 31, 2021.

Southern Business

Mexico - Pinos Altos Mine

In 2006, the Company completed the acquisition of the Pinos Altos property in northern Mexico, which was then an advanced stage exploration property. Commercial production was achieved at the Pinos Altos mine in November 2009 and, under current mine plans, the mine is expected to be in production through 2027. A shaft sinking project was completed in June 2016 at the Pinos Altos mine and during 2018, the site transitioned into being a predominantly underground mining operation.

Gold production in the full year 2021 increased when compared to the prior year primarily due to higher throughput as the minesite operated at planned levels through the period while, in the prior year, the operations were suspended from April 2, 2020 to May 18, 2020 as the Government of Mexico mandated the suspension of all non-essential businesses in response to the COVID-19 pandemic.

At the Cubiro deposit, underground development advanced by 322 metres in the fourth quarter of 2021 and by 2,743 metres for the full year of 2021. Work remains ahead of forecast. Construction of the powerline was completed in the fourth quarter of 2021. Pre-production activities will continue through 2022 into 2023. Initial production is expected in the second half of 2023. Once completed, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations.

At Sinter, a trench was mined at the bottom of the depleted pit, contributing 32,000 tonnes in the fourth quarter of 2021. Production from the Sinter deposit is now from underground operations. The pastefill plant and the ventilation system are approximately 90% complete and are expected to be commissioned in the first quarter of 2022. Sinter underground is expected to ramp-up to its full production capacity in the first half of 2022.

At Reyna de Plata, site preparation activities were complete at the end of the fourth quarter of 2021. Open pit pre-stripping activities are ongoing and production is expected in the first half of 2022.

In 2022, approximately 90% of the ore will be produced from the underground deposits (Santo Nino, Cerro Colorado, Oberon de Weber and Sinter), with the remaining 10% coming from the Reyna de Plata open pit.

The Pinos Altos mine’s proven and probable mineral reserves (including satellite deposits) were approximately 0.8 million ounces at December 31, 2021.

Mexico - Creston Mascota Mine

The 100% owned Creston Mascota mine is located approximately seven kilometres northwest of the Pinos Altos mine. First mining activity commenced at the Creston Mascota deposit in 2010 and commercial production was achieved at the mine in March 2011. Creston Mascota open pit mineral reserves were depleted in the third quarter of 2020. Closure activities progressed on schedule and the Company continues to benefit from residual leaching production. Minor residual leaching is expected to continue under the progressive closure plan.

Mexico - La India Mine

Agnico Eagle acquired 100% of Grayd Resource Corporation (“Grayd”) in January 2012. Grayd owned the La India project, which is located approximately 70 kilometres northwest of the Pinos Altos mine in northern Mexico. Commercial production was achieved in February 2014 and, under current mine plans, the La India mine is expected to be in production through 2024.

In the fourth quarter of 2021, the heap leach kinetics improved significantly through the period and resulted in gold production above forecast. Costs were affected by a higher stripping ratio than anticipated at the Main Zone and an increase in cement consumption for the agglomeration process.

The La India heap leach pad construction phase III (occupying the now depleted North Zone pit) was completed in the fourth quarter of 2021. The heap leach pad phase III provides sufficient capacity to stack the remaining ore in mineral reserves.

The El Realito haulage road construction was completed in the fourth quarter of 2021. Pre-stripping of the El Realito pit is underway and is expected to be completed early in the third quarter of 2022.

In regional exploration at La India during 2021, the Company continued its program of infill and step-out drilling of the gold and silver-rich Chipriona polymetallic sulphide deposit and associated mineralized veins within the 3.2-kilometre-long Chipriona structural corridor as well as other sulphide targets near the La India oxide gold operations. The Chipriona deposit is located approximately one kilometre north of the La India mine.

The La India mine’s proven and probable mineral reserves (including satellite deposits) were approximately 0.2 million ounces at December 31, 2021.

Mexico - Santa Gertrudis Project

In November 2017, the Company acquired its 100% interest in the Santa Gertrudis property which is located approximately 180 kilometers north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap leach operations that produced approximately 0.6 million ounces of gold at a grade of 2.10 gpt gold between 1991 and 2000. The project also has a substantial surface infrastructure already in place including pre-stripped pits, haul roads, water sources and buildings.

The exploration program at Santa Gertrudis in 2021 totaled 52,974 metres in 115 holes, with work focused on expanding the oxide mineral resources, testing new targets and continuing metallurgical studies. An infill drilling program to convert the oxide mineral resources into mineral reserves in the Cristina and Central Trends was also initiated during the year.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle until the year-ended December 31, 2021 include:

●	the spot price of gold, silver, zinc and copper;
●	production volumes;
●	production costs; and

●	US dollar/Canadian dollar, US dollar/Mexican peso and US dollar/Euro exchange rates.

The completion of the merger with Kirkland will have an impact on the above measures and, with the addition of the Fosterville mine in Australia, the Company is now exposed to US dollar/Australian dollar exchange rates. Details on future drivers of financial performance are discussed in the Outlook section of this MD&A.

Spot Price of Gold, Silver, Zinc and Copper

GOLD ($ per ounce)

	2021	2020	% Change
High price	$1,943	$2,075	(6.4)%
Low price	$1,684	$1,452	16.0%
Average market price	$1,799	$1,770	1.6%
Average realized price	$1,794	$1,788	0.3%

In 2021, the average market price per ounce of gold was 1.6% higher than in 2020. The Company’s average realized price per ounce of gold in 2021 was 0.3% higher than in 2020.

SILVER ($ per ounce)

	2021	2020	% Change
High price	$29.59	$29.86	(0.9)%
Low price	$21.53	$11.64	85.0%
Average market price	$25.14	$20.51	22.6%
Average realized price	$25.07	$20.44	22.7%

In 2021, the average market price per ounce of silver was 22.6% higher than in 2020. The Company’s average realized price per ounce of silver in 2021 was 22.7% higher than in 2020.

ZINC ($ per tonne)	COPPER ($ per tonne)

Agnico Eagle’s average realized price year-over-year for zinc increased by 24.0% and the average realized price year-over-year for copper increased by 54.4%. Significant quantities of by-product metals are produced by the LaRonde mine (silver, zinc and copper) and the Pinos Altos mine (silver).

Net by-product (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a by-product basis.

The Company has never sold gold forward, allowing the Company to take full advantage of rising gold prices. Management believes that low cost production is the best protection against a decrease in gold prices.

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company’s financial results. Total payable production of gold was 2,086,405 ounces in 2021, an increase of 20.1% compared with 1,736,568 ounces in 2020. The increase was primarily due to a return to normal operations at all of the Company’s mine sites (except the Creston Mascota and La India mines), the ramp-up of production at the Meliadine mine and Amaruq satellite deposit and  the production from the Hope Bay minesite. Partially offsetting the overall increase in gold production was a decrease in gold production at the Creston Mascota mine following the cessation of mining activities at the Bravo pit, the impact of the COVID-19 Omicron variant cases at the Nunavut operations and a decrease in gold grade processed at the La India  mine.

Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Mexican peso and Euro relative to the US dollar is an important financial driver for the Company for the following reasons:

●	all revenues are earned in US dollars;
●	a significant portion of operating costs at the LaRonde and Meadowbank Complexes, Goldex, Canadian Malartic, Hope Bay, and Meliadine mines are incurred in Canadian dollars;
●	a significant portion of operating costs at the Pinos Altos, Creston Mascota and La India mines are incurred in Mexican pesos; and

●	a significant portion of operating costs at the Kittila mine are incurred in Euros.

The Company mitigates part of its foreign currency exposure by using currency hedging strategies.

CANADIAN DOLLAR	MEXICAN PESO	EURO

On average, the Canadian dollar, Mexican Peso and Euro strengthened relative to the US dollar in 2021 compared with 2020, increasing costs denominated in the local currency when translated into US dollars for reporting purposes.

Results of Operations

Agnico Eagle reported net income of $543.0 million, or $2.23 per share, in 2021 compared with net income of $511.6 million, or $2.12 per share, in 2020 and net income of $473.2 million, or $2.00 per share in 2019. Agnico Eagle reported adjusted net income(i) of $589.1 million, or $2.42 per share(i), in 2021 compared with adjusted net income of $451.6 million, or $1.87 per share, in 2020 and adjusted net income of $229.4 million, or $0.97 per share in 2019. In 2021, operating margin(ii) increased to $2,067.2 million from $1,714.0 million in 2020. In 2019, operating margin was $1,247.2 million.

Revenues from Mining Operations

Revenues from mining operations increased by $685.8 million, or 21.9%, to $3,823.9 million in 2021 from $3,138.1 million in 2020 primarily due to a 19.2%(iii) increase in the sales volume of gold. Revenues from mining operations were $2,494.9 million in 2019.

Revenues from the Northern Business increased by $750.0 million, or 28.1%, to $3,418.8 million in 2021 from $2,668.8 million in 2020 primarily due to an increase in the sales volume of gold. Revenues from the Southern Business decreased by $64.2 million, or 13.7%(iii), to $405.1 million in 2021 from $469.3 million in 2020, primarily due to a decrease in the sales volume of gold. Revenues from the Northern Business were $2,053.0 million and revenues from the Southern Business were $441.9 million in 2019.

Sales of precious metals (gold and silver) accounted for 99.0% of revenues from mining operations in 2021, a decrease from 99.5% in 2020. The slight decrease in the percentage of revenues from precious metals in 2021 compared with 2020 was primarily due to higher zinc and copper revenues caused by higher realized prices for these by-product metals. Sales of precious metals (gold and silver) accounted for 98.9% of revenues in 2019.

Notes:

(i)	Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to net income and net income per share see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.
(ii)	Operating margin is a non-GAAP measure. For a reconciliation to net income see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.
(iii)	Excluding ounces from pre-commercial production.

The table below sets out revenues from mining operations, production volumes and sales volumes by metal:

	2021	2020	2019

Revenues from mining operations:	(thousands of United States dollars)
Gold	$3,715,074	$3,047,344	$2,393,869
Silver	69,694	74,025	73,312
Zinc	16,304	1,970	14,711
Copper	22,806	14,774	13,000
Total revenues from mining operations	$3,823,878	$3,138,113	$2,494,892
Payable production:
Gold (ounces)	2,086,405	1,736,568	1,782,147
Silver (thousands of ounces)	2,607	3,365	4,310
Zinc (tonnes)	8,837	6,259	13,161
Copper (tonnes)	2,955	3,069	3,397
Payable metal sold:
Gold (ounces)	2,080,631	1,724,538	1,755,334
Silver (thousands of ounces)	2,609	3,481	4,271
Zinc (tonnes)	10,803	5,010	12,292
Copper (tonnes)	2,973	3,062	3,390

Revenues from gold increased by $667.7 million or 21.9% in 2021 compared with 2020 primarily due to an 19.2%(i) increase in the sales volume of gold. The Company’s average realized price of gold increased slightly to $1,794 in 2021 compared to $1,788 in 2020, and the sales volume of gold increased to 2,055,335(i) ounces in 2021 compared to 1,693,029(i) ounces in 2020.

Revenues from silver decreased by $4.3 million or 5.9% in 2021 compared with 2020 primarily due to a 25.1% decrease in the sales volume of silver, partially offset by a 22.7% increase in the average realized price of silver between periods. Revenues from zinc increased by $14.3 million or 727.6% to $16.3 million in 2021 compared with $2.0 million in 2020 primarily due to a 115.6% increase in the sales volume of zinc between periods. Revenues from copper increased by $8.0 million or 54.4% in 2021 compared with $14.8 million in 2020 primarily due to a 54.4% increase in the average realized price of copper, partially offset by a 2.9% decrease in the sales volume of copper between periods.

Production Costs

Production costs increased to $1,756.7 million in 2021 compared with $1,424.2 million in 2020 primarily due to the impact of COVID-19 precautionary measures in 2020 and the contribution of the Hope Bay production costs following the acquisition of TMAC. Partially offsetting the overall increase in production costs was a decrease in production costs at the Creston Mascota mine due to the cessation of mining operations at the open pit in the third quarter of 2020. Production costs were $1,247.7 million in 2019.

Note:

(i)	Excluding ounces from pre-commercial production.

The table below sets out production costs by mine:

	2021	2020	2019

	(thousands of United States dollars)
LaRonde mine	$232,392	$169,824	$215,012
LaRonde Zone 5 mine	56,380	47,899	41,212
LaRonde Complex	288,772	217,723	256,224
Lapa mine	—	—	2,844
Goldex mine	96,181	82,654	82,533
Meadowbank Complex	406,489	284,976	180,848
Meliadine mine	236,763	245,700	142,932
Hope Bay mine	83,118	—	—
Canadian Malartic mine (attributable 50%)	242,589	195,312	208,178
Kittila mine	192,742	169,884	142,517
Pinos Altos mine	141,488	124,678	130,190
Creston Mascota mine	8,165	35,088	35,801
La India mine	60,381	68,137	65,638
Total production costs	$1,756,688	$1,424,152	$1,247,705

Production costs at the LaRonde mine were $232.4 million in 2021, a 36.8% increase compared with 2020 production costs of $169.8 million. The increase was primarily due to the strengthening of the Canadian dollar relative to the US dollar between periods and higher underground mining and milling costs due to the impact of the temporary suspension of mining activities at the Company’s Quebec mines to comply with the order of the Government of Quebec issued March 23, 2020, to close all non-essential business made in response to the COVID-19 pandemic (the “Quebec Operations Suspension”) in the prior year. During 2021, the LaRonde mine processed an average of 5,033 tonnes of ore per day compared with 4,661 tonnes of ore per day during 2020. The increase in throughput was primarily due to the impact of the Quebec Operations Suspension in the prior year. Production costs per tonne increased to C$159 in 2021 compared with C$133 in 2020 primarily due to higher production costs as noted above and the timing of inventory sales. Minesite costs per tonne(i) increased to C$140 in 2021 compared with C$127 in 2020 primarily due to higher production costs noted above, partially offset by higher throughput.

Production costs at the LZ5 mine were $56.4 million in 2021, a 17.7% increase compared to $47.9 million in 2020 primarily due to higher underground mining costs and higher milling costs as the Quebec Operations Suspension affected the prior year and the strengthening of the Canadian dollar relative to the US dollar between periods. During 2021, the LZ5 mine processed an average of 3,079 tonnes of ore per day compared with 2,645 tonnes of ore per day during 2020. The increase in throughput was primarily due to the impact of the Quebec Operations Suspension in the prior year. Production costs per tonne decreased to C$63 in 2021 compared with C$66 in 2020 due to higher throughput, partially offset by higher production costs as noted above. Minesite costs per tonne of C$65 in 2021 were the same compared with 2020.

Production costs at the Goldex mine were $96.2 million in 2021, a 16.4% increase compared with $82.7 million in 2020 primarily due to higher underground mining and milling costs as the Quebec Operations Suspension impacted the prior year and the strengthening of the Canadian dollar relative to the US dollar between periods. During 2021, the Goldex mine processed an average of 7,874 tonnes of ore per day compared with 7,254 tonnes of ore per day processed during 2020. The increase in throughput was primarily due to the impact of the Quebec Operations Suspension in the prior year. Production costs per tonne and minesite costs per tonne increased to C$42 in 2021 compared to C$41 in 2020, primarily due to higher production costs, partially offset by higher throughput.

Production costs at the Meadowbank Complex were $406.5 million in 2021, a 42.6% increase compared with 2020 production costs of $285.0 million, primarily due to a decrease in capitalized deferred stripping costs, the strengthening of the Canadian dollar relative to the US dollar between periods and higher mining and milling costs. Mining and milling costs in the prior year were affected by the reduction of mining activities as the Company decided to send home its Nunavut-based workforce as part of an effort to limit the spread of COVID-19 in Nunavut (the “Nunavut Workforce Reduction”). During 2021, the Meadowbank Complex processed an average of 9,782 tonnes of ore per day compared with

7,113 tonnes of ore per day during 2020. The increase in throughput was primarily due to the impact of the Nunavut Workforce Reduction in the prior year, partially offset by the impact of the COVID-19 Omicron variant outbreak in December 2021. Production costs per tonne decreased to C$144 in 2021 compared with C$154 in 2020, primarily due to an increase in throughput, partially offset by higher production costs as noted above. Minesite costs per tonne decreased to C$143 in 2021 compared with C$148 in 2020 primarily due to the factors noted above.

Note:

(i)	Minesite costs per tonne is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to production costs see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.

Production costs at the Meliadine mine were $236.8 million in 2021, a 3.6% decrease compared with 2020 production costs of $245.7 million primarily due to the capitalization of costs related to the Tiriganiaq open pit deposit and the timing of inventory, partially offset by the strengthening of the Canadian dollar relative to the US dollar between periods. During 2021, the Meliadine mine processed an average of 4,698 tonnes per day compared with 3,813 tonnes of ore per day during 2020. The increase in throughput was primarily due to the impact of the Nunavut Workforce Reduction in the prior year, partially offset by the impact of the COVID-19 Omicron variant outbreak in December 2021. Production costs per tonne decreased to C$199 in 2021 compared with C$244 in 2020, primarily due to an increase in throughput and lower production costs. Minesite costs per tonne decreased to C$206 in 2021 compared with C$240 in 2020 primarily due to the factors noted above.

The Company completed the acquisition of TMAC on February 2, 2021 and as a result, there is no comparable period. For the period from February 2, 2021 to December 31, 2021, production costs at the Hope Bay mine were $83.1 million. Production costs per tonne were C$457 and minesite costs per tonne were C$326 for the period from February 2, 2021 to December 31, 2021.

Attributable production costs at the Canadian Malartic mine were $242.6 million in 2021, a 24.2% increase compared with 2020 production costs of $195.3 million, primarily due to higher mining costs, as the Quebec Operations Suspension affected the prior year, higher royalty costs and the strengthening of the Canadian dollar relative to the US dollar between periods. During 2021, the Canadian Malartic mine processed an average of 60,986 tonnes of ore per day on a 100% basis compared with 56,832 tonnes of ore per day in 2020. The increase in throughput was primarily due to the impact of the Quebec Operations Suspension in the prior year. Production costs per tonne and minesite costs per tonne increased to C$28 in 2021 compared with C$27 in 2020, primarily due to higher open pit production costs, partially offset by higher throughput.

Production costs at the Kittila mine were $192.7 million in 2021, a 13.5% increase compared with 2020 production costs of $169.9 million, primarily due to higher mining and milling costs and the strengthening of the Euro relative to the US dollar between periods, partially offset by the timing of inventory sales. During 2021, the Kittila mine processed an average of 5,622 tonnes of ore per day compared with 4,650 tonnes of ore per day during 2020. The increase in throughput between periods is due to the ramp-up of the Kittila mill in 2021 to its expanded capacity of two million tonnes per year. Production costs per tonne decreased to €80 in 2021 compared with €87 in 2020 due to higher throughput between periods, partially offset by higher production costs. Minesite costs per tonne decreased to €82 in 2021 compared with €86 in 2020 due to the factors noted above.

Production costs at the Pinos Altos mine were $141.5 million in 2021, a 13.5% increase compared with 2020 production costs of $124.7 million, primarily due to the temporary suspension of mining activities (the “Mexican Operations Suspension”) in the prior year to comply with the order issued by the Government of Mexico on April 2, 2020 to suspend operations of all non-essential businesses in response to the COVID-19 pandemic. During 2021, the Pinos Altos mine processed an average of 5,205 tonnes of ore per day compared with 4,907 tonnes of ore per day during 2020. The increase in throughput is primarily due to the impact of the Mexican Operations Suspension in the prior year. Production costs per tonne increased to $75 in 2021 compared with $69 in 2020, primarily due to higher production costs, partially offset by higher throughput. Minesite costs per tonne increased to $75 in 2021 compared to $66 in 2020 due to the factors noted above.

Production costs at the Creston Mascota mine were $8.2 million in 2021, a 76.7% decrease compared with 2020 production costs of $35.1 million, primarily due to the cessation of mining operations at the open pit in the third quarter of 2020. During 2021, no ore was stacked on the heap leach and therefore no production costs per tonne or minesite costs per tonne are reported. In 2020, approximately 386,700 tonnes of ore was stacked on the heap leach. Production costs per tonne were $67 and minesite costs per tonne were $54 in 2020.

Production costs at the La India mine were $60.4 million in 2021, a 11.4% decrease compared with 2020 production costs of $68.1 million primarily due to the timing of inventory, partially offset by higher heap leach production costs and the strengthening of the Mexican peso relative to the US dollar between periods. During 2021, the La India mine stacked approximately 6,018,300 tonnes of ore on the leach pad compared with approximately 5,525,500 tonnes of ore stacked in 2020. The increase in tonnage of ore stacked was primarily due to the impact of the Mexican Operations Suspension in the prior year. Production costs per tonne and minesite costs per tonne decreased to $10 in 2021 compared with $12 in 2020 primarily due to an increase in tonnes of ore stacked on the heap leach.

Total Production Costs by Category 2021

Total production costs per ounce of gold produced, representing the weighted average of all of the Company’s producing mines, increased to $853 in 2021 compared with $838 in 2020 and $735 in 2019. Total cash costs per ounce of gold produced on a by-product basis decreased to $770 in 2021 compared with $775 in 2020. Total cash costs per ounce of gold produced on a by-product basis was $673 in 2019. Total cash costs per ounce of gold produced on a co-product basis decreased to $829 in 2021 compared with $838 in 2020. Total cash costs per ounce of gold produced on a co-product basis was $745 in 2019. Set out below is an analysis of the change in production costs per ounce and total cash costs per ounce at each of the Company’s mining operations.

●	At the LaRonde mine, total production costs per ounce of gold produced increased to $752 in 2021 compared with $589 in 2020 primarily due to higher mining and milling costs, the timing of inventory sales and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by a 7.2% increase in gold production. The increase in gold production is primarily due to the impact of the Quebec Operations Suspension in the prior year. Total cash costs per ounce of gold produced on a by-product basis increased to $476 in 2021 compared with $466 in 2020 primarily due to the factors noted above, partially offset by higher by-product revenues. Total cash costs per ounce of gold produced on a co-product basis increased to $717 in 2021 compared with $643 in 2020 primarily due to the factors noted above (other than higher by-product revenues).

●	At the LZ5 mine, total production costs per ounce of gold produced increased to $796 in 2021 compared with $777 in 2020, primarily due to higher mining and milling costs and the timing of inventory sales and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by a 14.8% increase in gold production. The increase in gold production is primarily due to the impact of the Quebec Operations Suspension in the prior year. Total cash costs per ounce of gold produced on a by-product basis increased to $790 in 2021 compared with $755 in 2020 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $794 in 2021 compared with $759 in 2020 due to the factors noted above.
●	At the Goldex mine, total production costs per ounce of gold produced increased to $717 in 2021 compared with $648 in 2020, primarily due to higher underground production costs, higher maintenance costs and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by a 5.1% increase in gold production. The increase in gold production is primarily due to the impact of the Quebec Operations Suspension in the prior year. Total cash costs per ounce of gold produced on a by-product basis increased to $684 in 2021 compared with $634 in 2020 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $684 in 2021 compared with $634 in 2020 due to the factors noted above.
●	At the Meadowbank Complex, total production costs per ounce of gold produced decreased to $1,259 in 2021 compared with $1,436 in 2020 primarily due to a 62.7% increase in gold production, partially offset by an increase in open pit mining costs and the strengthening of the Canadian dollar relative to the US dollar between periods. The increase in gold production is primarily due to the impact of the Nunavut Workforce Reduction in the prior year and higher gold grades. Total cash costs per ounce of gold produced on a by-product basis decreased to $1,201 in 2021 compared with $1,404 in 2020 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis decreased to $1,209 in 2021 compared with $1,411 in 2020 due to the factors noted above.
●	At the Meliadine mine, total production costs per ounce of gold produced decreased to $644 in 2021 compared with $786 in 2020 primarily due to a 17.7% increase in gold production, the capitalization of costs related to the Tiriganiaq open pit deposit and the timing of inventory, partially offset by higher open pit mining costs and the strengthening of the Canadian dollar relative to the US dollar between periods. The increase in gold production is primarily due to the impact of the Nunavut Workforce Reduction in the prior year. Total cash costs per ounce of gold produced on a by-product basis decreased to $634 in 2021 compared with $774 in 2020 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis decreased to $637 in 2021 compared with $776 in 2020 due to the factors noted above.
●	At the Hope Bay mine, total production costs per ounce of gold produced, for the period from February 2, 2021 to December 31, 2021, were $1,478. Total cash costs per ounce of gold produced on a by-product basis and co-product basis were $1,063 and $1,064, respectively. Production costs per ounce and total cash costs per ounce on a by-product and co-product were negatively affected by the suspension of mining and milling activities as a result of increased number of COVID-19 cases in late September and mid-October. The Company completed the acquisition of TMAC on February 2, 2021 and accordingly there is no comparable period information.
●	At the Canadian Malartic mine, total production costs per ounce of gold produced decreased to $679 in 2021 compared with $736 in 2020 primarily due to a 34.7% increase in gold production, partially offset by higher open pit mining costs and the strengthening of the Canadian dollar relative to the US dollar between periods. The increase in gold production is primarily due to the impact of the Quebec Operations Suspension in the prior year and higher gold grades. Total cash costs per ounce of gold produced on a by-product basis decreased to $663 in 2021 compared with $723 in 2020 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis decreased to $684 in 2021 compared with $750 in 2020 due to the factors noted above.
●	At the Kittila mine, total production costs per ounce of gold produced decreased to $806 in 2021 compared with $816 in 2020 primarily due to a 15.0% increase in gold production, partially offset by higher milling costs and the strengthening of the Euro relative to the US dollar between periods. The increase in gold production is primarily due to higher throughput as a result of the ramp-up of the Kittila mill in 2021 to its expanded capacity of two million tonnes per year. Total cash costs per ounce of gold produced on a by-product basis increased to

$835 in 2021 compared with $805 in 2020 primarily due to the timing of inventory, partially offset by an increase in gold production. Total cash costs per ounce of gold produced on a co-product basis increased to $836 in 2021 compared with $806 in 2020 due to the factors noted above.
●	At the Pinos Altos mine, total production costs per ounce of gold produced increased to $1,115 in 2021 compared with $1,086 in 2020 primarily due an increase in milling costs and the strengthening of the Mexican peso relative to the US dollar, partially offset by a 10.6% increase in gold production. The increase in gold production is primarily due to the impact of the Mexican Operations Suspension in the prior year. Total cash costs per ounce of gold produced on a by-product basis increased to $858 in 2021 compared with $749 in 2020 primarily due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $1,110 in 2021 compared with $1,050 in 2020 due to the factors noted above.
●	At the Creston Mascota mine, total production costs per ounce of gold produced decreased to $638 in 2021 compared to $909 in 2020 primarily due to lower overall costs as only residual heap leach and site administration costs remain. Total cash costs per ounce of gold produced on a by-product basis decreased to $408 in 2021 compared with $605 in 2020 due to the factor noted above. Total cash costs per ounce of gold produced on a co-product basis decreased to $636 in 2021 compared with $867 in 2020 due to the factor noted above.
●	At the La India mine, total production costs per ounce of gold produced increased to $950 in 2021 compared with $802 in 2020 primarily due to a 25.2% decrease in gold production, higher heap leach costs and the strengthening of the Mexican peso relative to the US dollar, partially offset by the timing of inventory sales. The decrease in gold production is primarily due to reduced irrigation of the heap leach due to low local water levels and lower gold grades. Total cash costs per ounce of gold produced on a by-product basis increased to $939 in 2021 compared with $788 in 2020 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $959 in 2021 compared with $803 in 2020 due to the factors noted above.

Exploration and Corporate Development Expense

Exploration and corporate development expense increased by 34.4% to $152.5 million in 2021 from $113.5 million in 2020. Exploration and corporate development expense was $104.8 million in 2019.

A summary of the Company’s significant 2021 exploration and corporate development activities is set out below:

●	Exploration expenses at various mine sites increased by 235.1% to $34.2 million in 2021 compared with 2020 primarily due to higher expensed exploration drilling at the LaRonde mine for various satellite projects and the Hope Bay mine.
●	Exploration expenses in Canada increased by 7.2% to $49.8 million in 2021 compared with 2020 primarily due to higher expensed exploration drilling at the Upper Beaver and Hammond Reef projects and higher regional exploration around the proximity of the Meliadine mine.
●	Exploration expenses in Latin America increased by 25.8% to $25.6 million in 2021 compared with 2020 primarily due to increased exploration at the Santa Gertrudis and Morelos Sur projects in Mexico.
●	Exploration expenses in the United States increased by 46.2% to $7.5 million in 2021 compared with 2020 primarily due to increased exploration at the Helm Bay and Gryphon Gold projects.
●	Exploration expenses in Europe increased by 33.2% to $7.8 million in 2021 compared with 2020 primarily due to increased regional exploration around the proximity of the Kittila mine.
●	Corporate development and project evaluation expenses increased by 8.3% to $27.6 million in 2021 compared with 2020 primarily due to increased project evaluation expenses at the Gilt Edge project in South Dakota and the Santa Gertrudis project in Mexico.

The table below sets out exploration expense by region and total corporate development expense:

	2021	2020	2019

	(thousands of United States dollars)
Minesites	$34,188	$10,203	$12,018
Canada	49,819	46,475	25,458
Latin America	25,600	20,350	23,960
United States	7,518	5,142	8,317
Europe	7,801	5,855	6,238
Corporate development and project evaluation expenses	27,588	25,467	28,788
Total exploration and corporate development expense	$152,514	$113,492	$104,779

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $738.1 million in 2021 compared with $631.1 million in 2020 and $546.1 million in 2019. The increase in amortization of property, plant and mine development between 2021 and 2020 was primarily due to the  higher throughput at all of the Company’s mine sites (except the Creston Mascota mine) which returned to normal operations following measures being put in place in response to the COVID-19 pandemic and the ramp-up of production at the Meliadine mine and Amaruq satellite deposit.

General and Administrative Expense

General and administrative expenses increased to $142.0 million in 2021 compared with $116.3 million in 2020 and $121.0 million in 2019 primarily due to increased compensation and benefits expenses and donations between periods. General and administrative expenses were lower in 2020 due to decreased travel and investor relations expenses from reduced activity and scope of projects caused by the COVID-19 pandemic.

Finance Costs

Finance costs decreased to $92.0 million in 2021 compared with $95.1 million in 2020 and $105.1 million in 2019 primarily due to decreased interest expense on the Company’s guaranteed senior unsecured notes (the “Notes”) as $360.0 million of the 2010 Series B Notes were repaid in April 2020, partially offset by increased interest expense relating to the $200.0 million private placement of guaranteed senior unsecured notes that were issued in April 2020. Interest on the Credit Facility decreased in 2021 compared to 2020 due to a decrease in drawdowns of $480.0 million between periods. The drawdowns in 2020 on the Credit Facility were mostly a cautionary measure given the uncertainty with respect to the COVID-19 pandemic and the outstanding balance was repaid in full over the course of 2020. The aggregate outstanding principal of the Notes was $1,575.0 million at December 31, 2021 and December 31, 2020.

The table below sets out the components of finance costs:

	2021	2020	2019

	(thousands of United States dollars)
Interest on Notes	$72,795	$77,739	$91,147
Stand-by fees on credit facilities	5,546	5,107	5,862
Amortization of credit facilities, financing and note issuance costs	3,778	3,594	2,800
Interest on Credit Facility	1,549	5,304	1,270
Accretion expense on reclamation provisions	6,554	3,502	5,715
Other interest and penalties, including interest on lease obligations	5,329	2,684	2,336
Interest capitalized to assets under construction	(3,509)	(2,796)	(4,048)
Total finance costs	$92,042	$95,134	$105,082

See Note 14 in the consolidated annual financial statements for details on the Company’s $1.2 billion unsecured revolving bank Credit Facility and Notes referenced above.

Loss (gain) on Derivative Financial Instruments

Loss on derivative financial instruments was $11.1 million in 2021 compared to a gain of $107.9 million in 2020 and a gain of $17.1 million in 2019. The decrease was primarily due to an unrealized gain on warrants of $82.0 million in 2020, compared to an unrealized loss on warrants of $16.7 million in 2021. The Company holds warrants to acquire equity securities of certain issuers in the mining industry. In addition, the Company recognized a gain on currency and commodity derivatives of $3.4 million in 2021, compared to $24.1 million in 2020.

Foreign Currency Translation Loss

The Company’s operating results and cash flow are significantly affected by changes in the exchange rate between the US dollar and each of the Canadian dollar, Mexican peso and Euro as all of the Company’s revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in such other currencies. During the period from January 1, 2020 through December 31, 2021, the daily US dollar closing exchange rate per US$1.00 fluctuated between C$1.20 and C$1.45 as reported by the Bank of Canada, 18.57 and 25.12 Mexican pesos as reported by the Central Bank of Mexico, and €0.81 and €0.93 as reported by the European Central Bank.

A foreign currency translation loss of $5.7 million was recorded in 2021 compared with $22.5 million in 2020 and $4.9 million in 2019. On average, the US dollar weakened relative to the Canadian dollar, Mexican peso and the Euro in 2021 compared with 2020. As at December 31, 2021, the US dollar strengthened relative to the Mexican peso and Euro and weakened relative to the Canadian dollar, as compared to December 31, 2020. The net foreign currency translation loss in 2021 was primarily due to the translation impact of the Company’s net monetary liabilities denominated in Canadian dollars and translation impact of the Company’s net monetary assets denominated in Mexican pesos and Euros.

Other Expenses (Income)

Other expenses decreased to $21.7 million in the year ended December 31, 2021 compared with $48.2 million in the year ended December 31, 2020 primarily due to a decrease of $20.1 million associated with the temporary suspension of mining and exploration activities at the Company’s mine sites and exploration properties due to the COVID-19 pandemic. These costs include primarily payroll and other incidental costs associated with maintaining the sites and payroll costs associated with employees who were not working during the period of suspended operations, and payroll costs for Nunavut-based and Mexican employees who were not able to work following the period of temporary suspension or reduced operations due to the Company’s efforts to prevent or curtail community transmission of COVID-19. During 2021, the Company recognized a $10.0 million gain on the sale of certain non-strategic exploration properties and $12.9 million in costs related to the acquisition of TMAC and Kirkland. Other income of $13.2 million in the year ended December 31, 2019 related primarily to the gain on disposition of an investment.

Income and Mining Taxes Expense

In 2021, the Company recorded income and mining taxes expense of $360.4 million on income before income and mining taxes of $903.4 million at an effective tax rate of 39.9%. In 2020, the Company recorded income and mining taxes expense of $256.0 million on income before income and mining taxes of $767.6 million at an effective tax rate of 33.3%. The Company’s 2020 and 2021 effective tax rate is higher than the applicable statutory tax rate of 26.0% due to the impact of mining taxes. In 2019, the Company recorded income and mining taxes expense of $265.6 million on income before income and mining taxes of $738.7 million at an effective tax rate of 36.0%.

Balance Sheet Review

Total assets at December 31, 2021 of $10,186.8 million increased compared to total assets of $9,614.8 million at December 31, 2020. The $572.0 million increase in total assets was primarily due to a $320.9 million increase in property, plant and mine development, a $248.5 million increase in inventories, a $133.6 million increase in deferred tax assets, and a $93.9 million increase in other assets, partially offset by a $216.7 million decrease in cash and cash equivalents between periods. Total assets of $8,789.9 million at December 31, 2019 were lower compared to total assets as at December 31,

2020 primarily due to a $321.8 million increase in property, plant and mine development and an $283.9 million increase in investments between periods.

Cash and cash equivalents were $185.8 million at December 31, 2021, a decrease of $216.7 million compared with December 31, 2020 primarily due to $867.7 million in capital expenditures, an aggregate of $340.9 million in payments related to the acquisition of TMAC (including funds advanced to TMAC to partially fund the repayment of its long-term debt and payment for the repurchase of the Hope Bay 1.5% net smelter return royalty) and $275.2 million in dividends paid, partially offset by cash provided by operating activities of $1,316.0 million.

Current inventory balances increased by $248.5 million from $630.5 million at December 31, 2020 to $878.9 million at December 31, 2021 primarily due to a $174.3 million increase in supplies inventories from the higher balance of fuel inventory and inventory parts on hand to mitigate the risk of possible supply chain disruption caused by the COVID-19 pandemic.

While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposure and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposure. During the year ended December 31, 2021, the Company increased its currency and diesel hedge positions to mitigate the effect of price inflation on its key input costs. As at December 31, 2021, the Company had outstanding currency derivative contracts in respect of $2,375.2 million of 2022 and 2023 anticipated expenditure (December 31, 2020 — $1,188.0 million) and diesel fuel derivative contracts in respect of 10.9 million gallons of heating oil (December 31, 2020 — 24.0 million).

Other assets increased by $93.9 million from $259.2 million at December 31, 2020 to $353.2 million at December 31, 2021 primarily due to a $76.5 million increase in non-current ore in stockpiles and on leach pads. Non-current ore increased from $198.0 million at December 31, 2020 to $274.6 million at December 31, 2021 primarily due to the increase in stockpile and heap leach balances not expected to be processed within 12 months at the Meliadine mine, the Meadowbank Complex, and the Canadian Malartic mine. In addition, the loan receivable from Orla Mining Ltd. (“Orla”) increased by $16.7 million from $21.2 million at December 31, 2020 to $37.9 million at December 31, 2021 primarily due to a drawdown of $16.0 million in connection with the funding commitments provided by the Company. See Note 8B to the consolidated annual financial statements for details of the Orla loan receivable.

Property, plant and mine development increased by $320.9 million to $7,646.3 million at December 31, 2021 compared with December 31, 2020  primarily due to the acquisition of TMAC during the first quarter of 2021 and $867.7 million in capital expenditures primarily at the Meadowbank and LaRonde Complexes and the Canadian Malartic, Meliadine and Kittila mines, partially offset by amortization expense of $738.1 million incurred during 2021.

Investments decreased from $375.1 million at December 31, 2020 to $343.5 million at December 31, 2021 primarily due to $53.9 million in unrealized fair value losses related to equity securities and share purchase warrants partially offset by $35.4 million in new investments in equity and share purchase warrants. See Note 10 to the consolidated annual financial statements for details of the Company’s investments.

Net income taxes payable decreased by $59.5 million between December 31, 2020 and December 31, 2021 as a result of payments to tax authorities exceeding the current tax expense.

Total liabilities increased to $4,205.9 million at December 31, 2021 from $3,931.5 million at December 31, 2020 primarily due to an increase in deferred income and mining tax liabilities of $176.7 million, a $62.9 million increase in reclamation provision and a $50.9 million increase in accounts payable and accrued liabilities, partially offset by a decrease in net income taxes payable of $59.5 million between periods. Total liabilities of $3,678.4 million at December 31, 2019 were lower compared to total liabilities as at December 31, 2020 primarily due to a $227.3 million increase in reclamation provision, a $87.9 million increase in deferred income and mining tax liabilities and a $158.9 million decrease in long-term debt between periods.

Total non-current liabilities increased to $3,444.1 million at December 31, 2021 from $3,415.8 million at December 31, 2020 primarily due to a $176.7 million increase in deferred income and mining tax liabilities and a $70.7 million increase in the non-current portion of reclamation provision, partially offset by a $225.0 million decrease in the non-current portion of long-term debt. Total non-current liabilities of $2,902.7 million at December 31, 2019 were lower compared to total non-current liabilities at December 31, 2020 primarily due to a $201.1 million increase in the non-current portion of long-term debt, a $224.4 million increase in the non-current portion of reclamation provision and a $88.0 million increase in deferred income and mining tax liabilities.

Reclamation provision increased by $62.9 million between December 31, 2020 and December 31, 2021 primarily due to the re-measurement of these provisions by applying updated expected cash flow estimates and assumptions at the LaRonde and Canadian Malartic mines as at December 31, 2021 and a $48.9 million increase due to the acquisition of TMAC in 2021. The higher expected cash flow estimates at the LaRonde and Canadian Malartic mines are primarily related to the updated mine closure plans completed during the year.

Net deferred income and mining tax liabilities increased by $43.1 million between December 31, 2020 and December 31, 2021 primarily due to origination and reversal of net taxable temporary differences, which included the recognition of a deferred income tax asset on the acquisition of TMAC.

Liquidity and Capital Resources

As at December 31, 2021, the Company’s cash and cash equivalents, and short-term investments totaled $191.1 million compared with $406.5 million as at December 31, 2020. The Company’s policy is to invest excess cash in highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) decreased to $540.6 million as at December 31, 2021 compared with $731.5 million as at December 31, 2020 primarily due to a decrease in cash and cash equivalents of $216.7 million, an increase in the current portion of long-term debt of $225.0 million, and an increase in accounts payable and accrued liabilities of $50.9 million, which was partially offset by an increase in inventories of $248.5 million and a decrease in net income taxes payable of $59.5 million.

Following completion of the Kirkland acquisition on February 8, 2022, the Company’s cash position increased to approximately $973.0 million. On February 9, 2022, Fitch Ratings Inc. announced that it changed the rating outlook on the Company’s investment grade credit rating to “positive” from “stable” and confirmed the rating at BBB reflecting the Company’s strong financial risk profile.

Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A.

Operating Activities

Cash provided by operating activities increased by $123.9 million to $1,316.0 million in 2021 compared with $1,192.1 million in 2020. The increase in cash provided by operating activities was primarily due to a 19.2% increase in the sales volume of gold. This was partially offset by an increase in production costs, exploration and corporate development expenses and a decrease in non-cash working capital balances between periods. Cash provided by operating activities of $1,192.1 million in 2020 was $310.4 million higher compared with $881.7 million in 2019 primarily due to an increase in the Company’s average realized price of gold, partially offset by an increase in production costs, an increase in costs related to the temporary suspension of mining and exploration activities due to the COVID-19 pandemic, an increase in tax payments and a decrease in non-cash working capital balances between periods.

Investing Activities

Cash used in investing activities increased to $1,234.7 million in 2021 compared to $808.8 million in 2020. The increase in cash used in investing activities between periods was primarily due to $340.9 million of payments related to the acquisition of TMAC, including funds advanced to TMAC to partially fund the repayment of its long-term debt and to repurchase the Hope Bay 1.5% net smelter return royalty. Cash used in investing activities was $873.9 million in 2019, which included capital expenditures of $882.7 million and net proceeds from the sale of equity securities and other investments of $43.7 million.

In 2021, the Company invested cash of $867.7 million in projects and sustaining capital expenditures compared with $759.3 million in 2020. Capital expenditures in 2021 included $151.5 million at the Meadowbank Complex, $138.8 million at the LaRonde mine, $130.5 million at the Canadian Malartic mine (the Company’s attributable 50% share), $123.2 million at the Kittila mine, $121.6 million at the Meliadine mine, $51.0 million at the Hope Bay mine, $49.4 million at the Pinos Altos mine, $48.7 million at the Goldex mine, $20.6 million at the La India mine, $17.0 million at the LaRonde Zone 5 mine and $15.5 million at the Company’s other projects. The $108.4 million increase in capital expenditures between 2021 and 2020 was primarily due to expenditures related to the Odyssey underground project at the Canadian Malartic mine and the contribution of capital expenditures from the Hope Bay mine which was acquired during the first quarter of 2021, partially offset by a decrease in capital expenditures related to the underground shaft at the Kittila mine.

In 2021, the Company received net proceeds of $5.4 million from the sale of equity securities and other investments compared with $8.8 million in 2020 and $43.7 million in 2019. In 2021, the Company purchased $39.9 million of equity securities and other investments compared with $45.2 million in 2020 and $33.5 million in 2019. The Company’s investments in equity securities consist primarily of investments in common shares of entities in the mining industry.

On April 27, 2021, Orla completed a drawdown of $16.0 million under a loan agreement dated December 18, 2019 between, among others, Orla and the Company. The loan agreement relates to a five-year credit facility to provide Orla financing in an aggregate principal amount of $125.0 million, of which the Company’s aggregate financing commitment is $40.0 million. As at December 31, 2021, $40.0 million (as at December 31, 2020 - $24.0 million) was drawn down by Orla under the loan agreement with the Company. The Company owned 23,615,348 Orla common shares and 10,400,000 warrants to purchase Orla common shares as at December 31, 2021, representing approximately 9.54% of the issued and outstanding common shares on a non-diluted basis and 13.18% of the issued and outstanding common shares on a partially-diluted basis, assuming exercise of the warrants held by the Company.

Financing Activities

Cash used in financing activities decreased to $297.2 million in 2021 compared to $302.8 million in 2020 primarily due to a $160.0 million decrease in net repayments of the Notes, partially offset by a $84.9 million increase in dividends paid, a $68.9 million decrease in proceeds from stock option plan exercises and a $9.2 million increase in repayments of lease obligations between periods. Cash provided by financing activities was $10.6 million in 2019.

The Company issued common shares for net proceeds of $40.1 million in 2021 compared to $104.5 million in 2020, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $156.1 million in 2019.

In 2021, the Company declared dividends of $1.40 per share and paid cash dividends of $275.2 million, compared with dividends declared of  $0.95 per share and cash dividends paid of $190.3 million in 2020. In 2019, the Company declared dividends of $0.55 per share and paid cash dividends of $105.4 million. Agnico Eagle has declared a cash dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On December 22, 2021, the Company amended its unsecured revolving $1,200.0 million Credit Facility to improve pricing, increase the uncommitted accordion feature from $300.0 million to $600.0 million and extend the maturity date from June 22, 2023 to December 22, 2026. In 2021, the Company drew down and repaid $595.0 million from the Credit Facility. In 2020, the Company drew down $1,075.0 million from the Credit Facility, mostly as a cautionary measure given the uncertainty with respect to the COVID-19 pandemic. The outstanding balance was repaid in full over the course of 2020. As at December 31, 2021, the Company’s outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit which were $0.9 million as of December 31, 2021, resulting in $1,199.1 million available for future drawdown.

On July 31, 2015, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (as amended, the “First LC Facility”). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2021, the aggregate undrawn face amount of letters of credit under the First LC Facility is $240.5 million.

On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the “Second LC Facility”). Effective April 23, 2020, the amount available under the Second LC Facility was increased to C$200.0 million. The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company’s obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at December 31, 2021, the aggregate undrawn face amount of letters of credit under the Second LC Facility is $104.7 million.

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the “Third LC Facility” and, together with the First LC Facility and the Second LC Facility, the “LC Facilities”). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at December 31, 2021, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $68.7 million.

The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities and the Notes as at December 31, 2021.

Off-Balance Sheet Arrangements

The Company’s off-balance sheet arrangements as at December 31, 2021 include outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $533.2 million under the Credit Facility and the LC Facilities (see Note 27 to the consolidated annual financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company’s liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

Contractual Obligations

Agnico Eagle’s contractual obligations as at December 31, 2021 are set out below:

	Total	2022	2023-2024	2025-2026	Thereafter

	(millions of United States dollars)
Reclamation provisions(i)	$579.5	$7.5	$37.8	$87.2	$447.0
Contractual commitments(ii)	104.8	73.1	11.5	6.4	13.8
Pension obligations(iii)	82.3	2.8	10.2	15.3	54.0
Lease obligations	136.3	34.0	37.8	16.7	47.8
Long-term debt - principal(iv)	1,575.0	225.0	200.0	290.0	860.0
Long-term debt - interest(iv)	397.6	64.4	110.0	89.7	133.5
Total(v)	$2,875.5	$406.8	$407.3	$505.3	$1,556.1

Notes:

(i)	Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company’s consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.
(ii)	Purchase commitments include contractual commitments for the acquisition of property, plant and mine development. Agnico Eagle’s attributable interest in the purchase commitments associated with its joint operations totaled $27.3 million as at December 31, 2021.
(iii)	Agnico Eagle provides defined benefit plans for certain current and former senior officers and certain employees. The benefits are generally based on the employee’s years of service, age and level of compensation. The data included in this table have been actuarially determined.
(iv)	The Company has assumed that repayment of its long-term debt obligations will occur on each instrument’s respective maturity date.
(v)	The Company’s future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

2022 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2022 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2022:

Amount
(millions of United States dollars)
2022 Mandatory Commitments:
Contractual obligations, including capital expenditures (see table above)	$406.8
Accounts payable and accrued liabilities (as at December 31, 2021)	414.7
Net income taxes payable (as at December 31, 2021)	39.5
Total 2022 mandatory expenditure commitments	$861.0
2022 Discretionary Commitments:
Expected capital expenditures	$1,543.6
Expected exploration and corporate development expenses	258.5
Total 2022 discretionary expenditure commitments	1,802.1
Total 2022 mandatory and discretionary expenditure commitments	$2,663.1

As of December 31, 2021, the Company had adequate capital resources available to satisfy its commitments, which include cash, cash equivalents and short-term investments of $191.1 million, working capital (excluding cash, cash equivalents and short-term investments) of $349.5 million and an undrawn $1.2 billion Credit Facility. In addition, the Company anticipated funding its commitments through cash provided by operating activities.

While the Company believes its capital resources will be sufficient to satisfy all 2022 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. The Company believes that it will continue to have sufficient capital resources available to satisfy its planned development and growth activities. See Outlook and Risk Profile - Impact of COVID-19 on the Company’s Business and Operations in this MD&A.

On February 9, 2022, Fitch Ratings announced that it changed the rating outlook on the Company’s investment grade credit rating to “positive” from “stable” and confirmed the rating at BBB. The Company expects that this change will result in a reduction in future financing costs.

Quarterly Results Review

For the Company’s detailed 2021 and 2020 quarterly financial and operating results see Summarized Quarterly Data in this MD&A.

The summarized quarterly data includes financial information that has been prepared in accordance with IFRS and should be read in conjunction with the Company’s condensed interim consolidated financial statements for each of the periods considered and the consolidated annual financial statements for the year ended December 31, 2021.

Fourth Quarter 2021 vs. Third Quarter 2021

Revenues from mining operations decreased by 2.6% to $949.1 million in the fourth quarter of 2021 compared with $974.1 million in the third quarter of 2021, primarily due to a 4.0% decrease in the sales volume of gold between periods.

Production costs increased by 2.9% to $465.0 million in the fourth quarter of 2021 compared with production costs of $452.1 million in the third quarter of 2021, primarily due to an increase in production costs at the Meliadine mine as the Tiriganiaq open pit deposit achieved commercial production on August 15, 2021.

Exploration and corporate development expenses decreased to $41.7 million in the fourth quarter of 2021 compared with exploration and corporate development expenses of $42.1 million in the third quarter of 2021. The decrease in exploration and corporate development expenses between periods is primarily due to reduced exploration activities at the Hope Bay mine as a result of the COVID-19 outbreak during the fourth quarter of 2021, partially offset by an increase in exploration activities at the Upper Beaver project.

Amortization of property, plant and mine development decreased to $191.6 million in the fourth quarter of 2021 compared with amortization of property, plant and mine development of $191.8 million in the third quarter of 2021, primarily due to a decrease in tonnage processed at the Meadowbank Complex and Hope Bay mine, partially offset by an increase in tonnage processed at the Meliadine and Goldex mines.

Cash provided by operating activities decreased by 10.0% to $261.7 million in the fourth quarter of 2021 compared with $291.0 million in the third quarter of 2021. The decrease in cash provided by operating activities is primarily due to a $25.0 million decrease in revenues from mining operations between periods.

Fourth Quarter 2021 vs. Fourth Quarter 2020

Revenues from mining operations increased by 2.2% to $949.1 million in the fourth quarter of 2021 compared with $928.4 million in the fourth quarter of 2020, primarily due to a 4.9% increase in the sales volume of gold, partially offset by a 4.3% decrease in the realized price of gold between periods.

Production costs increased by 24.1% to $465.0 million in the fourth quarter of 2021 compared with production costs of $374.9 million in the fourth quarter of 2020, primarily due to higher site services costs at the Meadowbank Complex to manage the COVID-19 outbreak during the fourth quarter of 2021 and an increase in production costs due to the timing of inventory sales at the LaRonde Complex. In addition, production costs increased due to the contribution of production costs from the Hope Bay mine which was acquired during the first quarter of 2021.

Exploration and corporate development expenses increased by 6.9% to $41.7 million in the fourth quarter of 2021 compared with $39.0 million in the fourth quarter of 2020, primarily due to exploration drilling at the Hope Bay mine site which was acquired during the first quarter of 2021.

Amortization of property, plant and mine development increased by 9.5% to $191.6 million in the fourth quarter of 2021 compared with $175.0 million in the fourth quarter of 2020 primarily due to an increase in the tonnage of ore processed at the Meliadine and Kittila mines. Net income of $101.1 million was recorded in the fourth quarter of 2021 after income and mining taxes expense of $87.7 million compared with net income of $205.2 million in the fourth quarter of 2020 after income and mining taxes expense of $88.8 million.

Cash provided by operating activities decreased by 35.1% to $261.7 million in the fourth quarter of 2021 compared with $403.5 million in the fourth quarter of 2020. The decrease in cash provided by operating activities is primarily due to a $90.1 million increase in production costs, partially offset by a $20.7 million increase in revenues from mining operations resulting from a 4.9% increase in the sales volume of gold between periods.

Outlook

The following section contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. The Company continues to monitor the implications of the worldwide pandemic caused by the novel strain of coronavirus known as COVID-19. The manner and extent that the pandemic, and measures taken as a result of the pandemic by governments and others, will affect the Company in ways that cannot be predicted with certainty. See “Note to Investors Concerning Forward-Looking Information” and “Risk Profile - Impact of COVID-19 on the Company’s Business and Operations” in this MD&A for a discussion of assumptions and risks relating to such statements and information and a discussion of the certain risks facing the Company relating to the pandemic. On February 8, 2022, the Company completed the merger with Kirkland. Production and costs guidance for the years 2022 and beyond includes Kirkland’s forward-looking information. Results from Kirkland are not included in the Company’s 2021 consolidated results.

2022 and 2023 Outlook Update

The mid-point of payable gold production guidance for 2022 and 2023 is 3.3 and 3.33 million ounces, respectively. Payable production in 2022 is expected to range between 3,210,000 and 3,390,000 ounces, and in 2023 is expected to range between 3,235,000 and 3,425,000.

2021 Results Comparison to 2021 Outlook

Gold Production and Costs

Payable gold production for the full year 2021 was 2,086,405 ounces, slightly higher than the previous midpoint guidance of 2,047,500 ounces primarily due to the addition of production from the Hope Bay mine, partially offset by lower gold production at the Meadowbank Complex from challenges related to heavy rainfalls and their impact on production drilling and a change in mining sequence. In addition, the La India mine’s gold production was lower primarily due to reduced irrigation of the heap leach from March 2021 to June 2021. Total cash costs per ounce of gold produced on a by-product basis for the full year 2021 was $770(1), which was slightly higher than the previous guidance range of approximately $700 to $750 primarily due to the addition of production from the Hope Bay mine which had higher total cash costs per ounce of gold produced and the lower gold production as noted above.

Capital Expenditures and All-In Sustaining Costs per Ounce of Gold Produced

Total capital expenditures (including sustaining capital) for the full year 2021 were $875.1 million, compared to the previous guidance of approximately $803.0 million. The increase in capital expenditures compared to the previous guidance is primarily related to capital expenditures of $52.0 million at the Hope Bay  mine and additional spending at the LaRonde Complex and Kittila mine. At the LaRonde Complex, there was approximately $13.1 million of additional capital expenditures for deferred development. At the Kittila mine, approximately $11.5 million of accelerated capital expenditures was incurred in connection with the expansion project.

(1) Excluding ounces from pre-commercial production

All-in sustaining costs per ounce of gold produced on a by-product basis for the full year 2021 were $1,059(1), which was higher than the previous guidance range of approximately $950 to $1,000 primarily due to the higher total cash costs and capital expenditures noted above.

Exploration and Corporate Development Expense

Exploration and corporate development expense for the full year 2021 was $152.5 million, slightly lower than the previous guidance of approximately $162.6 million.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense for the full year 2021 was $738.1 million in 2021, which was within the previous guidance range of approximately $700.0 to $750.0 million.

General and Administrative Expense

General and administrative expenses for the full year 2021 were $142.0 million, which was higher than the range in previous guidance of approximately $115.0 to $135.0 million primarily due to a multi-year health care donation of $8.0 million announced during the first quarter of 2021.

Operations Outlook

LaRonde Complex

In 2021, the LaRonde Complex poured its seven millionth gold ounce since the beginning of the operation in 1988. The Complex also set a record in 2021 for tonnes milled.

In 2021, the LaRonde Complex produced 379,734 ounces of gold at total cash costs per ounce of $535. In 2022, the Company expects production at the LaRonde Complex to be between 370,000 and 390,000 ounces at total cash costs per ounce of approximately $641.

A delay in the mining sequence resulted in lower production from the West mine area (15% of gold produced) and overall lower gold grades in the fourth quarter of 2021. In the first quarter of 2022, approximately 20-25% of the gold is expected to be sourced from the West mine area.

During  two consecutive quarters of 2021 the mining rate at the LZ5 mine was above 3,200 tpd demonstrating the benefits from automated equipment, the LZ5 mine is now targeting to maintain this mining rate of 3,200 tpd in 2022.

The LaRonde Complex has been successful at incrementally implementing automation for its production activities and is increasingly relying on this technology. In 2021, 27% of the production mucking at the LaRonde mine was done in automated mode with operators based on surface, compared to an initial objective of 17%. In 2021, 23% of the production mucking at the LZ5 mine was done in automated mode with operators based on surface, compared to an initial objective of 20%. In 2022, the Company targeted 30% of the production mucking at LaRonde and 23% of the production mucking and hauling at LZ5 to be done in automated mode, while also testing remote production drilling.

In 2022, the Company expects to enter into a collaboration agreement with certain First Nations groups.

At Zone LR11-3 (which is at the past producing Bousquet 2 mine), the dewatering of the old workings and development continued according to plan in the fourth quarter of 2021. Production from LR11-3 is expected to begin in late 2022.

(1) Excluding ounces from pre-commercial production.

The construction of the drystack tailings facilities is progressing on schedule. The installation of the mechanical equipment has started and the filter-press assembly is underway. The drystack tailings facility is expected to be operational by the end of 2022.

The rehabilitation work of track drift 9-0, the enlargement of track drift 215 and the development of exploration drift 290 continued to progress in the fourth quarter of 2021. Initial drilling targeting mineralized zones beneath the past producing Bousquet mine is ongoing from the drill stations rehabilitated so far on track drift 9-0 and initial results are expected later in 2022.

Exploration drilling in the core of the 20N Zinc South Zone continued and returned significant intercepts, including hole LR-317-004A, which yielded 12.6 g/t gold, 271 g/t silver, 1.47% copper and 1.8% zinc over 2.8 metres at 3,438 metres depth approximately 118 metres beneath the mineral reserves defined at the end of 2021.

Goldex Mine

In 2021, the Goldex mine poured its one millionth ounce since the restart of the operation in 2013. 2021 was also the best year in terms of health and safety performance since the restart of the operation in 2013.

In 2021, Goldex produced 134,053 ounces of gold at cash costs per ounce of $684. In 2022, the Company expects to produce between 130,000 and 140,000 ounces of gold at the Goldex mine at cash costs per ounce of $776. This expectation reflects a more conservative mining rate in the South Zone of 800 tpd, consistent mining rates from the Deep 1 area and the anticipated increase in the Rail-Veyor capacity to 7,500 tpd.

Meadowbank Complex

In 2021, the Amaruq open pit continued to show consistent improvement and set a yearly record of tonnes mined of approximately 38.5 million tonnes. In addition, the consistent performance of the long haul truck fleet drove a record 3.8 million ore tonnes hauled between Amaruq and Meadowbank.

In 2021, the Meadowbank Complex produced 324,808 ounces of gold at total cash costs per ounce of $1,201(1). In 2022, the Company expects production at the Meadowbank Complex to be between 335,000 and 360,000 ounces at total cash costs per ounce of approximately $1,186.

In 2021, the Company completed a seven-day mill shutdown which included preparation work to tie-in the High Pressure Grinding Rolls (“HPGR”) that will be used for reducing the size of ore and increase throughput. The HPGR commissioning is expected to be completed in the second quarter of 2022.

Due to the COVID-19 outbreak in December 2021, activities at the Meadowbank Complex were reduced to essential services as of December 22, 2021. With the combination of the lower gold grades and the 11-day suspension of activities, the gold production in the fourth quarter of 2021 was lower than anticipated. Production activities were restarted in mid-January 2022 and progressively ramped-up to normal operating levels into February 2022. As a result, gold production in the first quarter of 2022 is expected to be approximately 60,000 ounces.

In the first half of 2022, the Company is focusing on the Amaruq underground project’s operational readiness. The extraction of a test stope is planned for the second quarter of 2022 and commercial production at Amaruq underground is expected to be achieved in the second half of 2022. Amaruq underground is expected to produce approximately 30,000 ounces of gold in 2022 and 100,000 ounces of gold in 2023 and in 2024.

(1) Excluding ounces from pre-commercial production.

Meliadine Mine

In 2021, the Meliadine mine achieved and exceeded the expected timing of the ramp-up of its processing facilities, achieving an average yearly processing rate of 4,698 tpd. In the fourth quarter of 2021, the average processing rate increased to 5,022 tpd. The increased mill throughput drove record yearly gold production of 391,687 ounces (including pre-commercial production from the Tiriganiaq open pit).

In 2021, the Meliadine mine produced 391,687 ounces of gold at total cash costs per ounce of $634(1). In 2022, the Company expects production at the Meliadine mine to be between 360,000 and 380,000 ounces at total cash costs per ounce of approximately $852.

In 2022, the Meliadine mill is forecast to operate at 4,800 tpd. The Phase 2 mill expansion is expected to be completed in mid-2024, after which the processing rate is forecast to increase to 6,000 tpd, with the potential to go above nameplate capacity in 2026.

Open pit activities in Tiriganiaq were completed as planned in 2021 and a second phase is expected to start in 2022.

In 2021, an eastern extension of the Tiriganiaq mineralization was discovered at depth. Highlight intercepts include 15.8 g/t gold over 3.0 metres at 487 metres depth in hole M21-2931A and 15.7 g/t gold over 6.6 metres at 508 metres depth in hole M21-3300. With recent drill results demonstrating the potential for additional gold mineralization at depth, the Company has begun development of an exploration drift to accelerate the exploration drilling. In the fourth quarter of 2021, the development advanced by approximately 180 metres and the first drill bay was completed. Initial drilling is expected to start in the first quarter of 2022.

Canadian Malartic Mine

In the fourth quarter of 2021, the Canadian Malartic mine poured its six millionth ounce of gold (100% basis) since the beginning of the operation in 2011.

In 2021, the Canadian Malartic mine produced 357,392 ounces of gold at total cash costs per ounce of $663. In 2022, the Company expects production at the Canadian Malartic mine to be between 315,000 and 325,000 ounces at total cash costs per ounce of approximately $791.

In 2021, record operational performances and high gold grades drove record annual gold production to 714,784 ounces (100% basis). The fourth quarter of 2021 was the third consecutive quarter with over 18 million tonnes extracted from the pits. Open pit production was above plan at the Canadian Malartic pit, which remains a focus area to ensure the completion of the pit in time for a transition to in-pit tailings disposal in 2024.

In February 2021, the Partnership approved the construction of the underground Odyssey project, located east of the current mining operation, upon completion of an internal evaluation. The results of this evaluation were incorporated into the technical report for the Canadian Malartic operation which was filed on SEDAR on March 25, 2021.

Based on current mineral reserves, production from the Canadian Malartic and Barnat open pits extends to 2029. Run-of–mine ore from the pits are expected to decrease starting in 2022, as the ore production from the underground mine is expected to increase gradually in 2023 and 2024 to reach a rate of 3,500 tpd. The underground is expected to reach full production of approximately 19,000 tpd by 2031.

Capital expenditures incurred in the Odyssey project from 2022 to 2028 are expected to total approximately $1.34 billion (on a 100% basis), which includes $1.1 billion in initial capital expenditures and $191.0 million in additional development capital expenditures.

(1) Excluding ounces from pre-commercial production.

Underground development in 2021 was in line with expectations with 1,487 metres of ramp completed and 2,081 metres of lateral development achieved. An exploration drift has been installed on level 16 and ramp access is now down to level 26, which is approximately half the depth extent of the Odyssey South deposit. Development is expected to ramp-up from the current level of 425 metres per month to approximately 860 metres per month in the second half of 2022. To facilitate the increased development rate, the Partnership will be adding its own development crews and additional underground equipment (both diesel and electric) in the second quarter of 2022.

Production using the ramp is expected to begin at Odyssey South in late 2023, increasing up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe was initiated in 2021 and shaft sinking activities are expected to begin in the fourth quarter of 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter production in 2029 and 2030, respectively.

Opportunities to further enhance the Odyssey project will continue to be evaluated as the development program advances, including opportunities for increased conversion of mineral resources and extension of the higher-grade East Gouldie deposit, which have the potential to significantly extend mine life and improve the gold production profile in the transition from open pit to underground mining. Infill drilling and additional engineering is required to evaluate the economic potential of these mineral resources.

Detour Lake mine

The Detour Lake open pit mine is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost portion of the Abitibi Greenstone Belt. The Detour Lake operation has a mine life of approximately 22 years with expected average gold production of 659,000 ounces per year.

Detour Lake was acquired by Kirkland on January 31, 2020, through its acquisition of Detour Gold Corporation. On March 30, 2021, Kirkland released an updated technical report (the “2021 Detour Lake Technical Report”) for the Detour Lake mine.

In 2021, the Detour Lake mine produced 712,824 ounces of gold at production costs per ounce of $674 and total cash costs per ounce of $655. In 2022, the Company expects production at the Detour Lake mine to be between 700,000 and 730,000 ounces at total cash costs per ounce of approximately $645.

Exploration results in 2020 and 2021 demonstrate the existence of a broad and continuous corridor of mineralization extending over 4.0 kilometres from the Main Pit through the Saddle Zone to the planned West Pit location to a depth of at least 800 metres below surface with the system remaining open.

Exploration results have also expanded the mineralized corridor to at least 400 metres west of the planned West Pit, with the corridor remaining open. In addition, drill results have identified broad zones of higher-grade mineralization below the current pit shells for the Main Pit and West Pit, indicating the potential to add both open-pit and, potentially underground, mineral reserves and mineral resources. In 2021, Kirkland carried out a $41.2 million exploration program at Detour Lake.

On September 2, 2021, Kirkland released an updated mineral resource estimate (the “Mid-Year 2021 Mineral Resource Estimate”), which incorporated drilling results at Detour Lake up to July 26, 2021. The new estimate included a 10.1 million ounce increase in measured and indicated open-pit mineral resources to 14.7 million ounces of gold (572.0 million tonnes at 0.80 g/t). The 14.7 million ounces of open-pit measured and indicated mineral resources consists of 12.2 million ounces of gold (386.5 million tonnes at 0.98 g/t) established using a 0.50 g/t cut-off grade and 2.5 million ounces of gold (185.5 million tonnes at 0.42 g/t) of lower-grade mineral resources established using cut-off grades between 0.35 – 0.50 g/t.

Under previous mine plans, the low-grade mineral resources represented material that was expected to be mined as waste, whereas the Mid-Year 2021 Mineral Resource Estimate anticipated they would be mined, stockpiled and processed in later years strategically as mill availability increases.

Mineral reserves and mineral resources as at December 31, 2021 did not include the impact of the Mid-Year 2021 Mineral Resource Estimate, nor any of the drilling results conducted after the Mid-Year 2021 Mineral Resource Estimate. At December 31, 2021, mineral reserves at Detour Lake were estimated at 15.0 million ounces of gold (573.3 million tonnes at 0.82 g/t), representing mineral reserves as at December 31, 2020 less the impact of production depletion during 2021. The 15.0 million ounces of mineral reserves at December 31, 2021 includes 13.1 million ounces of gold (426.8 million tonnes at 0.96 g/t) established using a 0.50 g/t cut-off grade and 1.9 million ounces of gold (146.5 million tonnes at 0.41 g/t) using a cut-off grade of less than 0.50 g/t. Open pit measured and indicated mineral resources were estimated at 14.7 million ounces of gold (572.0 million tonnes at 0.80 g/t) and inferred mineral resources were estimated at 1.2 million ounces of gold (52.4 million tonnes at 0.71 g/t).

Macassa mine

The 100% owned Macassa mine is located in the historic gold mining region of Kirkland Lake, Ontario and remains one of the highest-grade gold mines in the world. Production at Macassa first commenced in 1933, with the mine being operated continuously until 1999, when operations were suspended due to low gold prices. Production resumed in 2002 with the discovery of the South Mine Complex (“SMC”) in 2005. The SMC is a high-grade zone that resulted in significant grade improvement at the mine and an increase in production levels above historic averages. Macassa was among the first mines globally to introduce battery-electric vehicles (“BEVs”), with the first BEVs introduced in 2012. Currently, approximately 90% of the mine production fleet is BEVs, which results in low greenhouse gas emissions.

Since the discovery of the SMC, Macassa has continued to achieve significant exploration success, both in expanding the SMC and identifying new areas of high-grade mineralization along both the Main Break and Amalgamated Break, the two main faults extending through the Kirkland Lake camp.

In 2021, the Macassa mine produced 210,192 ounces of gold at production costs per ounce of $684 and total cash costs per ounce of $660. In 2022, the Company expects production at the Macassa mine to be between 170,000 and 190,000 ounces at total cash costs per ounce of approximately $718.

In January 2018, Kirkland announced plans to sink a new 6,400-foot shaft with a capacity of 4,000 tpd (ore and waste) (the “#4 Shaft” project) for the Macassa mine to facilitate operations in the SMC to the east, and further to depth, away from the existing #3 Shaft. In addition, the new shaft will increase ventilation resulting in improved working conditions through reduced heat and humidity, de-risk the operation with less reliance on the existing #3 shaft, which is timber lined, support enhanced exploration capabilities and result in production growth by increasing hoisting capacity from the mine to utilize excess capacity in the Macassa mill.

Once the #4 Shaft is completed, the ore hoisting capacity at the mine is expected to effectively double, to approximately 2,000 tpd. Ventilation in the deep portion of the Macassa mine will increase to approximately 750,000 cubic feet per minute (“cfm”) from approximately 300,000 cfm currently. In addition, the #4 Shaft is more centrally located within the past-producing Kirkland Lake camp than the existing #3 Shaft and will support future exploration development along the Main and Amalgamated breaks.

The surface infrastructure phase of the #4 Shaft project was completed in July 2019, with sinking commencing in early August of that year. The sinking phase of the project advanced ahead of schedule and was completed on January 12, 2022, over a year earlier than initially anticipated. On February 23, 2022, construction of the loading pocket and other related infrastructure, as well as development to connect the new shaft to current mining operations, were advancing as planned. Completion of these activities are expected in late 2022, ahead of the original schedule and under budget.

In 2021, exploration expenditures totaled $38.2 million, with drilling continuing to extend the SMC in multiple directions. In addition, exploration work has also identified new zones of high-grade mineralization along the Amalgamated Break. In 2020, a corridor of high-grade mineralization extending at least 700 metres along strike and 300 metres high was identified along the historic Main Break below the adjacent Kirkland Minerals property. The Company plans to follow-up on this high-potential target once underground exploration development into the area is completed. Mineral reserves at December 31, 2021, were estimated at 1.86 million ounces of gold (3.55 million tonnes at 16.3 g/t).

Production at Macassa in 2021 totaled 210,192 ounces of gold, a 15% increase from 183,037 ounces in 2020. Production for the year was below the initial guidance of 220,000 to 255,000 ounces, however it achieved the top end of revised guidance released on November 3, 2021. The reduction in production guidance on November 3, 2021 largely reflected the ongoing impact of reduced equipment availability caused by increased maintenance requirements, poor battery performance and delays in new battery delivery, with the result being lower production, reduced operating development metres and a lower average grade resulting largely from changes to mine sequencing.

Fosterville mine

The Fosterville mine is located approximately 20 kilometres northeast of Bendigo in Victoria, Australia. Kirkland acquired Fosterville as part of a business combination with Newmarket Gold Inc. in November 2016. At the time of the transaction, Fosterville had annual gold production of approximately 150,000 ounces with mineral reserves of 388,000 ounces of gold (1.7 million tonnes at 7.3 g/t gold).

A key consideration in the decision to acquire Fosterville was strong exploration potential. Exploration had demonstrated a trend towards improving grades within the host sulphide mineralization as it progressed down-plunge, and it identified a new form of mineralization; high-grade quartz veins containing significant amounts of visible gold starting at a depth of approximately 800 metres from surface.

In 2021, the Fosterville mine produced 509,601 ounces of gold at production costs per ounce of $281 and total cash costs per ounce of $282. In 2022, the Company expects production at the Fosterville mine to be between 390,000 and 410,000 ounces at total cash costs per ounce of approximately $385.

In 2021, Kirkland carried out an $80.5 million exploration program at Fosterville, including development of a twin exploration drive from the Fosterville mine to Robbin’s Hill. Key exploration results in 2021 included the intersection of high-grade quartz with visible gold 500 metres further down-plunge from the Swan Zone in Lower Phoenix, in a series of splay structures sub-parallel to Swan Zone at Cygnet, and 1,000 metres down-plunge from the deepest mineral reserves at Robbin’s Hill. At December 31, 2021, mineral reserves at Fosterville were estimated at 1.86 million ounces of gold (5.6 million tonnes at 10.3 g/t), while Robbin’s Hill was estimated to contain probable mineral reserves of approximately 157,000 ounces of gold (1.05 million tonnes at 4.7 g/t).

Production at Fosterville in 2021 totaled 509,601 ounces of gold, over 100,000 ounces higher than the low end of the original production guidance for 2021 of 400,000 – 425,000 ounces (and in line with revised guidance of approximately 500,000 ounces announced on November 3, 2021). Higher than planned gold production in 2021 mainly reflected a consistent trend of grade outperformance during the year.

Hope Bay Mine

On February 2, 2021, Agnico Eagle completed the acquisition of TMAC for consideration of approximately $226.0 million. In September and October of 2021, there were a significant number of COVID-19 cases identified at the Hope Bay minesite. As a precautionary measure, the Company decided to suspend mining and milling operations as it investigated opportunities to improve screening, testing and health protocols at site. The Company started to ramp-up exploration and underground activities in mid-November 2021. However, with increasing cases of COVID-19 in December, the Company again reduced all activities at site to essential services only.

In 2022 and 2023, production activities will remain suspended and the primary focus at Hope Bay will be on exploration. Some site activities will also be carried out to support the exploration program and maintain the site for a potential future restart of mining activities. The Hope Bay budget for 2022 is approximately $80.0 million (of which $77.8 million will be expensed) and includes $32.2 million for exploration (including approximately 951 metres of underground development at Doris), $31.3 million for site maintenance and $14.3 million for projects and studies (including approximately $9.0 million for a new water treatment plant).

Agnico Eagle believes that there is excellent potential to increase mineral reserves and mineral resources at all of the deposit areas and regionally. The Doris structure is open at depth and could extend all the way to Madrid.

At Madrid, all of the deposits are open in all directions, and there is good potential to infill the gaps between the known zones and add to mineral reserves and mineral resources. In addition, the Madrid grades appear to be more consistent. In 2022, drilling will focus on the Naartok, Suluk and Suluk South zones and, in 2023, drilling will move to the Patch 7 and Wolverine zones.

The Company believes that there is also good exploration potential elsewhere within the Hope Bay and Elu greenstone belts. The majority of historical and recent exploration has focused on defining and expanding the known deposits. To date, over 90 regional exploration targets have been delineated, of which 40 have been defined by surface mapping and sampling, and geophysical and geochemical surveys.

Kittila Mine

In 2021, the Kittila mine achieved record annual gold production of 239,240 ounces of gold at total cash costs per ounce of $835. This performance was driven by successful operation of the mill at its expanded run-rate of 2.0 mtpa and strong performance from the underground mine which extracted a record 2,089,535 tonnes in 2021. In 2022, the Company expects to produce between 235,000 and 250,000 ounces of gold at the Kittila mine at cash costs per ounce of $833.

In 2021, the mine started installing a private 5G wifi network to support the underground and surface operations. The network is an integral step in the digital transformation of the mine site (which is expected to increase opportunities for further automation advancements like autonomous vehicles). The installation will continue through 2022 with completion expected in the fourth quarter of 2022

As part of the annual maintenance of the autoclave, there is a planned nine-day shutdown of the mill in the first quarter of 2022 and an eleven-day shutdown in the fourth quarter of 2022.

At year-end 2021, total progress on the shaft sinking project was approximately 70% complete. Shaft sinking is expected to be completed in the second half of 2022. Commissioning of the production hoist is expected in late 2022 or early 2023. The overall total expansion project costs are expected to remain within the previously disclosed estimated range of €190 to €200 million, however the global COVID-19 situation may have an effect on costs and schedule.

With the completion of the shaft, the Company anticipates a potential decline in the minesite costs per tonne. As a result of the mill expansion the cost per tonne was lowered by approximately €4 in 2021 as compared to 2020. An additional €3-4 per tonne savings is expected when the shaft is commissioned due to lower ore handling costs. Production is expected to remain stable at around 235,000 to 250,000 ounces per year. In the first half of 2022, the Company expects to apply for permits to increase the mill throughput to 2.3 mtpa by 2026.

As part of the expansion project at the mine, the construction of a nitrogen removal plant is expected to be commissioned in the second half of 2022.

Pinos Altos Mine

In 2021, the Pinos Altos mine produced 126,932 ounces of gold at total cash costs per ounce of $858. In 2022, the Company expects production at the Pinos Altos mine to be between 125,000 and 130,000 ounces at total cash costs per ounce of approximately $900.

At the Sinter deposit, a trench was mined at the bottom of the depleted pit, contributing 32,000 tonnes in the fourth quarter of 2021. Production from the Sinter deposit has now moved to underground. The pastefill plant and the ventilation system are approximately 90% complete and are expected to be commissioned in the first quarter of 2022. Sinter underground is expected to ramp-up to its full production capacity in the first half of 2022.

At the Cubiro deposit, underground development advanced by 322 metres in the fourth quarter of 2021 and by 2,743 metres for the full year. Work remains ahead of forecast. Construction of the powerline was completed in the fourth quarter of 2021. Pre-production activities will continue through 2022 into 2023. Initial production is expected in the second half of 2023. Once completed, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations.

At Reyna de Plata, site preparation activities were complete at the end of the fourth quarter of 2021. Open pit pre-stripping activities are ongoing and production is expected in the first half of 2022.

In 2022, approximately 90% of the ore will be produced from the underground deposits (Santo Nino, Cerro Colorado, Oberon de Weber and Sinter), with the remaining 10% coming from the Reyna de Plata Open Pit.

La India Mine

In 2021, the La India mine produced 63,529 ounces of gold at total cash costs per ounce of $939. In 2022, the Company expects production at the La India mine to be between 80,000 and 85,000 ounces at total cash costs per ounce of approximately $1,003.

The La India heap leach pad construction phase III (occupying the now exhausted North Zone pit) was completed in the fourth quarter of 2021. The heap leach pad phase III provides sufficient capacity to stack the remaining ore in mineral reserves.

The El Realito haulage road construction was completed in the fourth quarter of 2021. Pre-stripping of the El Realito pit is underway and is expected to be completed in the third quarter of 2022.

In 2022, ore production will transition from the Main Zone pit, which is expected to be depleted in the first half of the year, to the La India pit and the El Realito pit.

Exploration will continue around the La India and Chipriona deposits in 2022 in order to grow the sulphide and polymetallic ore style of mineralization and is expected to add to total mineral resources. The Company will continue to conduct metallurgical test work to assess the viability of building facilities to process this type of mineralization.

The Company is currently evaluating the potential to mill the Chipriona and La India sulphides to produce a flotation concentrate yielding an average of approximately 75,000 ounces of gold equivalent per year. Given its location, the project would benefit from the existing La India infrastructure which the Company believes would reduce the necessary capital expenditures.

Project development and exploration costs for Chipriona in 2022 are estimated at approximately $3.1 million. Exploration will be carried out using a phased approach. The first phase of drilling will consist of approximately 8,000 metres of drilling with a primary focus on infilling the current mineral resources.

Production Summary

Following the completion of the Merger, the Company now has six cornerstone production assets (the LaRonde and Meadowbank Complexes and the Detour Lake, Fosterville, Meliadine and Canadian Malartic mines) each with annual production rates in 2022 expected to be in excess of 300,000 ounces of gold. In 2021, the Company achieved payable gold production of 2,086,405 ounces. As the Company optimizes this expanded production platform, it expects to continue to deliver on its vision and strategy. The Company expects that the main contributors to achieving the targeted levels of payable gold production, mineral reserves and mineral resources in the near term will include:

●	continued ramp-up of the Nunavut operations;
●	continued mill and mine plan optimization; and
●	continued conversion of Agnico Eagle’s current mineral resources to mineral reserves.

Financial Outlook

As of the date of this MD&A, the Company does not expect that the COVID-19 pandemic will affect its planned 2022 capital expenditure and exploration program, but cannot provide any assurances that proposed capital expenditure or exploration activities will not be delayed, postponed or cancelled whether as a result of the COVID-19 pandemic, measures taken associated with the pandemic or otherwise. See “Notes to Investor Concerning Forward-Looking Statements”, “Risk Profile - Inflation” and Risk Profile - Impact of COVID-19 on the Company’s Business and Operations” in this MD&A for a discussion of assumptions and risks relating to such statements and information and a discussion of certain risks facing the Company relating to the pandemic. On February 8, 2022, the Company completed the merger with Kirkland. Production and costs guidance for the years 2022 and beyond includes Kirkland’s forward‐looking information. Results from Kirkland are not included in the Company’s 2021 consolidated results.

Revenue from Mining Operations and Production Costs

In 2022, the Company expects to continue to generate solid cash flow with payable production of approximately 3,210,000 to 3,390,000 ounces of gold compared with 2,086,405 ounces in 2021. This expected increase in payable production of gold ounces is primarily due to the completion of the merger, as Kirkland owned the Detour and Macassa mines in Canada and the Fosterville mine in Australia and the continued ramp-up of production at the Meliadine mine and the Amaruq underground mine.

The table below sets out actual payable production in 2021 and expected payable production in 2022:

	2022	2021
	Forecast	Actual
Gold (ounces)	3,210,000 - 3,390,000	2,086,405
Silver (thousands of ounces)	2,566	2,607
Zinc (tonnes)	8,480	8,837
Copper (tonnes)	2,995	2,955

In 2022, the Company expects total cash costs per ounce of gold produced on a by-product basis to be between $725 and $775. At the LaRonde Complex total cash costs per ounce of gold produced on a by-product basis is expected to be approximately $641 compared with $535 in 2021. In calculating expectations of total cash costs per ounce of gold produced on a by-product basis for the LaRonde mine, net silver, zinc and copper by-product revenue offsets production costs. Therefore, production and price assumptions for by-product metals play an important role in the LaRonde Complex’s expected total cash costs per ounce of gold produced on a by-product basis due to its significant by-product metal production. The Pinos Altos mine also generates significant silver by-product revenue. An increase in by-product metal prices above forecast levels would result in improved total cash costs per ounce of gold produced on a by-product basis at these mines. Total cash costs per ounce of gold produced on a co-product basis are expected to be approximately $770 in 2022 at the LaRonde Complex compared with $732 in 2021.

As production costs at the LaRonde and Meadowbank complexes as well as the Detour Lake, Macassa, Goldex, Meliadine and Canadian Malartic mines are incurred primarily in Canadian dollars, production costs at the Kittila mine are incurred primarily in Euros, production costs at the Fosterville mine are incurred primarily in Australian dollars and a portion of the production costs at the Pinos Altos and La India mines are incurred in Mexican pesos, the US dollar/Canadian dollar, US dollar/Euro, US dollar/Australian dollar and US dollar/Mexican peso exchange rates also affect the Company’s expectations for the total cash costs per ounce of gold produced both on a by-product and co-product basis.

The table below sets out the metal price and exchange rate assumptions used in deriving the expected 2022 total cash costs per ounce of gold produced on a by-product basis (forecast production for each metal is shown in the table above) as well as the actual market average closing prices for each variable for the period of January 1, 2022 through February 28, 2022:

		Actual
		Market Average
	2022	(January 1, 2022 -
	Assumptions	February 28, 2022)
Silver (per ounce)	$22.00	$23.30
Zinc (per tonne)	$3,086	$3,610
Copper (per tonne)	$8,818	$9,863
Diesel (C$per litre)	$0.90	$1.15
US$/C$exchange rate (C$)	$1.25	$1.27
US$/Euro exchange rate (Euros)	€0.83	€0.88
US$/A$exchange rate (A$)	$1.32	$1.39
US$/Mexican peso exchange rate (Mexican pesos)	20.00	20.49

See Risk Profile - Commodity Prices and Foreign Currencies in this MD&A for the expected impact on forecast 2022 total cash costs per ounce of gold produced on a by-product basis of certain changes in commodity prices and exchange rate assumptions.

Exploration and Corporate Development Expenditures

In 2022, Agnico Eagle expects to incur exploration and corporate development expenses of approximately $324.0 million.

The priorities of the 2022 exploration program are the expansion of the Detour Lake pit, the underground Odyssey project at Canadian Malartic and exploration programs at the LaRonde Complex and the Meliadine, Macassa, Fosterville, Kittila and Hope Bay mines. The objective of these exploration programs is to build on recent exploration success in order to identify additional mineral resources and convert mineral resources into mineral reserves as part of the Company’s general strategy to develop the full potential of existing operations and the project pipeline.

At the LaRonde Complex, the Company expects to spend approximately $12.0 million for continued development of exploration drifts from the LaRonde 3 infrastructure towards the west below the LZ5 mine workings and for 43,500 metres of drilling into multiples targets including Zone 5, Zone 6, Zone 20N and the recently discovered Zone 20N Zn South with the aim of adding new mineral reserves and mineral resources to extend the mine life of the LaRonde Complex.

At the Goldex mine, the Company expects to spend approximately $5.6 million for 45,300 metres of drilling comprised of 39,300 metres of conversion drilling and 6,000 metres of exploration drilling, focused on the M Zone, West area, South Zone and at depth in the Deep 3 Zone.

At the Canadian Malartic mine, the Company expects to spend approximately $11.9 million (50% basis) for 136,800 metres (100% basis) of conversion drilling focused on infill drilling at the East Gouldie deposit to improve confidence in the mineral resource, to continue the conversion of inferred mineral resources to indicated mineral resources and to refine the geological model. With ramp development under way as part of the Odyssey Mine project, the Company will be able to continue underground conversion drilling from the ramp in 2022. In addition, the Company is planning to spend approximately $4.1 million (50% basis) on 21,900 metres (100% basis) of exploration drilling to expand mineralization towards the east in the East Gouldie horizon and the new Titan zone at depth on the Rand property. Some drilling is also planned on the nearby East Amphi property to extend the Nessie and Kraken zones.

At the Detour Lake mine, the Company expects to spend approximately $35.8 million for 194,000 metres of capitalized drilling to expand mineral resources at depth and to the west, and $10.1 million for 40,000 metres for exploration drilling to continue to investigate the Sunday Lake deformation zone to the east and west of the current pit’s mineral resources.

At the Macassa mine, the Company expects to spend approximately $20.3 million for 99,900 metres in capitalized drilling and to develop exploration drifts to replace mineral reserves and mineral resources depletion. Another $18.9 million is budgeted for exploration, including $10.4 million for 89,700 metres of exploration drilling to continue to investigate extensions of key targets at South Mine Complex (East, West, Upper and Lower), Main Break, ‘04 Break, Amalgamated Break and near-surface. The remaining $8.5 million of exploration will be spent developing a 1.3 kilometre exploration ramp from the near-surface area in order to access, develop and infill drill the mineralization on the AK property.

For regional exploration in Ontario, the Company expects to spend a total of $19.1 million for 53,900 metres of drilling, including: $2.6 million for 12,200 metres for surface based exploration drilling at the AK property for mineral resource conversion; $7.9 million for 15,800 metres of drilling at the Upper Beaver and Upper Canada deposits and other targets in the Kirkland Lake camp; and $8.6 million for the Taylor, Hislop, Holloway West and other properties in the Kirkland Lake and Timmins areas that are joint ventures with Melkior Resources, Mistango River Resources, OreFinders Resources, and Wallbridge Mining.

At the Meliadine mine, the Company expects to spend approximately $8.5 million for 27,300 metres of capitalized drilling with a focus on conversion drilling at the Tiriganiaq, Normeg, Wesmeg and Pump deposits, as well as exploration drilling of the Tiriganiaq, Wesmeg, Pump and F-Zone deposits, which are all open at depth.

At the Meadowbank Complex, the Company expects to spend approximately $10.4 million for 42,900 metres of drilling comprised of 20,200 metres of conversion drilling and 22,700 metres of exploration drilling focused on testing open-pit extensions of mineralization and the potential for further underground deposits at the Amaruq satellite operation. The Company expects to spend $9.1 million for 19,000 metres of drilling to investigate for new, near-surface satellite deposits close to the road and infrastructure around the Meadowbank/Amaruq area. Any new potential open-pit discoveries have the potential to extend the life of mine at the Meadowbank Complex in conjunction with the extensions of higher-grade mineralization at Amaruq underground.

At the Hope Bay mine, the Company expects to complete 80,000 metres of drilling in a $32.2 million exploration program that will include $17.9 million to develop new exploration drifts and 29,000 metres of underground exploration drilling at the Doris deposit to explore the extensions of mineralization and to add mineral reserves and mineral resources in the BTD zone to the north and in the BCO, BCN and West Valley zones below the dike. The Company expects to spend $14.3 million for 51,000 metres of surface drilling into exploration targets around the Doris Mine, between the Doris and Madrid deposits, and around the Madrid deposit with the objective of adding mineral reserves and mineral resources to the project.

At the Fosterville mine, the Company expects to spend approximately $34.6 million for 121,400 metres of capitalized drilling and the development of exploration drifts to replace mineral reserve depletion and to add mineral resources in the Cygnet, Lower Phoenix and Robbin’s Hill areas. Another $19.7 million is budgeted for 62,000 metres of underground and surface exploration with the aim of identifying additional high-grade mineralization at Fosterville. An additional $3.0 million is budgeted for 20,000 metres of regional exploration drilling on properties surrounding the Fosterville mine and $4.2 million is budgeted for 9,800 metres of drilling in the Northern Territories mostly to test new targets at Pine Creek, Maud Creek, Mt Paqualin and Union Reefs.

At the Kittila mine, the Company expects to spend approximately $12.4 million for 69,600 metres of drilling focused on the Main Zone in the Roura and Rimpi areas as well as the Sisar Zone. The drilling includes 46,800 metres of capitalized conversion drilling at the mine as described above and 22,800 metres of expensed exploration drilling. The expensed drilling will be focused on targets beyond the current mineral reserve area, particularly from 1,500 to 2,000 metres depth and at shallower depths in the area north of the mine.

At the Pinos Altos mine, the Company expects to spend approximately $3.5 million for 17,400 metres of expensed exploration drilling. The two main objectives are to continue to infill drilling and expand the mineral resource at Cubiro, and to test the depth potential of the Cerro Colorado, Santo Nino and Reyna East zones and other targets on the property. Another $0.8 million is budgeted for 5,000 metres of capitalized drilling.

At the La India mine, the Company expects to spend approximately $2.6 million for 13,000 metres of drilling to investigate for the extensions of oxide targets near the Main Zone and to grow and infill the Chipriona polymetallic sulphide deposit.

Project development and exploration costs for Santa Gertrudis in 2022 are estimated at approximately $19.0 million. Regional exploration includes $13.2 million for approximately 35,500 metres of drilling focused on expanding the mineral resources and testing extensions of high-grade structures such as the Amelia deposit, and exploring new targets and $3.5 million for approximately 16,000 metres of drilling will primarily be for infilling open pit deposits. Another $2.3 million are expected to be spent on internal studies and metallurgical work in 2022.

Exploration programs are designed to infill and expand known deposits and test other favourable target areas that could ultimately supplement the Company’s existing production profile. Exploration is success-driven and thus planned exploration could change materially based on the interim results of the various exploration programs. When it is determined that a project can generate future economic benefit, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2022, the Company expects to capitalize approximately $130.7 million of drilling and development costs related to further delineating ore bodies and converting mineral resources into mineral reserves.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense is expected to be between $1,370.0 million and $1,470.0 million in 2022 compared with $738.1 million in 2021. This expected increase in amortization of property, plant and mine development is primarily due to the completion of the merger, as Kirkland owned the Detour and Macassa mines in Canada and the Fosterville mine in Australia.

Other Expenses

General and administrative expenses are expected to be between $215.0 million and $235.0 million in 2022 compared with $142.0 million in 2021. In 2022, the Company expects additional expenses of approximately $31.0 million related to site maintenance costs at the Hope Bay mine and other expenses of approximately $13.0 million related to sustainable development activities in the Abitibi region of Quebec and COVID-19 costs.

Capital Expenditures

Capital expenditures, including sustaining capital and construction and development costs are expected to total approximately $1,412.9 million in 2022. The Company expects to fund its 2022 capital expenditures through operating cash flow from the sale of its gold production and the associated by-product metals. Significant components of the expected 2022 capital expenditures program include the following:

●	$703.3 million in sustaining capital expenditures relating to the Detour Lake mine ($175.5 million), LaRonde Complex ($83.8 million), Canadian Malartic mine ($76.9 million – 50% portion attributable to the Company), Fosterville mine ($71.1 million), Meadowbank Complex ($69.7 million), Meliadine mine ($52.8 million), Kittila mine ($50.1 million), Macassa mine ($43.3 million), Goldex mine ($27.5 million), Pinos Altos mine ($27.2 million), La India mine ($6.2 million) and other projects ($19.2 million);
●	$709.6 million in capitalized development expenditures relating to the Detour Lake mine ($178.3 million), Macassa mine ($105.0 million), Canadian Malartic mine ($103.7 million - 50% portion attributable to the Company), Meliadine mine ($85.3 million), LaRonde Complex ($65.0 million), Kittila mine ($54.0 million), Meadowbank Complex ($51.2 million), Pinos Altos mine ($28.1 million), Goldex mine ($17.2 million), Fosterville mine ($16.1 million) and La India mine ($5.7 million); and
●	$130.7 million in capitalized exploration expenditures.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets using the Company’s securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash payment requirements.

All-in Sustaining Costs per Ounce of Gold Produced

The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues.

Agnico Eagle’s all-in sustaining costs per ounce of gold produced on a by-product basis are expected to be approximately $1,000 to $1,050 in 2022 compared with $1,059 in 2021.

Risk Profile

The Company is subject to significant risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. The risks described below are not the only ones facing the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For a more comprehensive discussion of these inherent risks, see “Risk Factors” in our most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities.

Impact of COVID-19 on the Company’s Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, remain uncertain. Further, the extent and manner in which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 and its variants, may affect the Company cannot be predicted with certainty.

COVID-19, its variants and these measures have had and may continue to have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability, travel, contractor availability, availability of supplies, ability to sell or deliver gold doré bars or concentrate, the Company’s ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others in relation to COVID-19 and its variants could result in the Company reducing or suspending operations at one or more of its mines.

As a result of the COVID-19 pandemic, the Company took action to help prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The Company is continuing to adjust protocols in response to the recurring waves and different variants of COVID-19. The enhanced health and safety measures continue to focus on screening employees and contractors before entering the Company’s sites for potential symptoms of COVID-19, adopting isolation protocols as necessary, contact tracing of individuals that may have been exposed to the virus, increasing cleaning and disinfection services and modifying of mining protocols to facilitate physical distancing. Some of the measures implemented to manage the COVID-19 outbreak are expected to remain in place for the foreseeable future and will increase the production costs at the Company’s operations. These costs relate mostly to increased sanitizing personnel, personal protective equipment (“PPE”), testing of employees and contractors, operating of testing labs, additional employee transportation, and supplies and health support to surrounding communities.

In Nunavut, the Kivalliq region reported its first COVID-19 cases in November 2020 and the government of Nunavut implemented mandatory, territory-wide restrictions. Following the declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut, the Company decided to send home its Nunavut-based workforce from its Meliadine and Meadowbank operations as well as its exploration projects, as part of an effort to limit the risk of spread of COVID-19 in Nunavut. In the second quarter of 2021, the Company worked with local authorities to finalize a plan for reintegrating the Nunavut-based workforce while minimizing the risk of exposure to COVID-19 and spreading the virus to the local communities, which was approved in June 2021. The reintegration of the Nunavut-based workforce at the Meliadine mine and Meadowbank Complex started on June 25, 2021 and was completed in October 2021.

In late September and October 2021, there were a significant number of COVID-19 cases identified at the newly acquired Hope Bay mine. Given these events, and with the safety of the employees and the communities as paramount, the Company suspended operations as it investigated opportunities to improve screening, testing and health protocols at site. In November 2021, the Company started to ramp-up exploration and underground activities at site. However, with increasing cases of COVID-19 in December 2021, the Company again reduced all activities at site to essential services only. In 2022 and 2023, production activities will remain suspended at the Hope Bay mine and the primary focus will be on accelerating exploration and the evaluation of larger production scenarios.

In December 2021, the Company experienced an increase in COVID-19 cases at its Nunavut operations given the increased spread and transmission of the Omicron variant of COVID-19. The Company took precautionary steps to protect the continued health of its Nunavut based workforce (“Nunavummiut”) and local residents in the communities in which they live. In collaboration with the Nunavut public health authorities, the Company again decided to send home the Nunavummiut from its Meliadine, Meadowbank and Hope Bay operations as well as its Nunavut exploration projects. These employees continued to receive their remuneration. As a result, there was a reduction of activities at the Company’s Nunavut operations from December 22, 2021 onward. Activities at the Meliadine mine were affected until mid-January 2022 and activities at the Meadowbank Complex were affected until early February 2022. Both operations are now back to operating at normal levels. The Company is actively working with the Nunavut public health authorities on a reintegration plan with the objective of initiating the process to return the Nunavummiut to the Company’s Nunavut operations later in the first quarter of 2022.

The Company continues to assess the logistics challenges of its supply chain and distribution methods for its doré bar and concentrate products from mines to third-party refineries and smelters. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future delivery of materials. Inventory of PPE, tires, cyanide, reagents and other critical parts has been increased at all sites. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others related to COVID-19 may adversely affect the Company’s availability of supplies or its ability to sell or deliver gold doré bars or concentrate.

The Company noted that, given rising prices of many commodities and disruptions to global supply chains, the resulting cost pressures are gradually starting to be reflected in the prices for several goods and services used by the Company. While the Company continues to implement initiatives to offset these cost increases, the Company anticipates upward cost pressure throughout the industry, including at the Company’s operations. While difficult to predict, the Company expects that these price pressures will continue throughout 2022, depending on when inflation conditions and global supply chains normalize. Given the uncertain nature of the inflationary pressures, the Company will continue to actively monitor and identify opportunities to manage and mitigate input cost increases. Although there are signs of tightness in certain labour categories, at this time the Company does not anticipate any abnormal impact on projected costs as a result of wage inflation or workforce costs in 2022, other than certain high demand contracting (including related to exploration). The Company’s strategy to contain the risk of workforce cost increases includes initiatives such as implementing organizational workforce cost management projects to improve productivity, as well as career development plans to fill specific technical roles with internal candidates where possible.

Financial Instruments

The Company’s principal financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and derivative financial instruments. The Company uses these financial instruments to manage its cash flows used to support ongoing operations and future growth.

The Company’s principal financial assets are comprised of cash and cash equivalents, short-term investments, trade receivables, equity securities and derivative financial instruments, including share purchase warrants. Cash and cash equivalents, short-term investments and trade receivables are generated by the Company’s operations. Equity securities and share purchase warrants are generally strategic investments made in other entities in the mining industry.

Using financial instruments exposes the Company to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, commodity price risk and foreign currency risk, as discussed below).

Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks and limiting concentration risk.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company mitigates liquidity risk primarily by monitoring its debt rating and the maturity dates of existing debt and other payables.

Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle’s financial instruments.

The following table sets out a summary of the Company’s financial instruments(i) as at December 31, 2021:

Financial Instrument	Carrying Value	Associated Risks
Cash and cash equivalents	185,786	Credit, Market
Short-term investments	5,288	Credit, Market
Trade receivables	13,545	Credit, Market
Loans receivable	37,942	Credit, Market
Equity securities	268,950	Liquidity, Market
Share purchase warrants	74,559	Liquidity, Market
Derivative financial assets	12,305	Market
Accounts payable and accrued liabilities	414,673	Liquidity
Derivative financial liabilities	22,089	Market
Long-term debt	1,565,223	Liquidity
Lease obligations	131,433	Liquidity, Market

Note:

(i)	See Note 6 and Note 20 in the consolidated annual financial statements for details on the Company’s financial instruments, fair value measurements and financial risk management.

Interest Rates

The Company’s current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its short–term investments. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company’s development projects and working capital requirements. As at December 31, 2021, there were no amounts outstanding on the Company’s Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company’s interest income fluctuates with short-term market conditions. As at December 31, 2021, short-term investments were $5.3 million.

Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavourable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Commodity Prices and Foreign Currencies

Agnico Eagle’s net income is sensitive to metal prices and the US dollar/Canadian dollar, US dollar/Euro and US dollar/Mexican peso exchange rates and, starting in 2022, will also be sensitive to the US dollar/Australian dollar exchange rate.

Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in the market price of diesel may be attributed to factors such as supply and demand. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2021, the ranges of metal prices, diesel prices and exchange rates were as follows:

●	Silver: $21.53 – $29.59 per ounce, averaging $25.14 per ounce;
●	Zinc: $2,537 – $3,847 per tonne, averaging $3,005 per tonne;
●	Copper: $7,745 – $11,300 per tonne, averaging $9,320 per tonne;
●	Diesel: C$0.70 – C$1.06 per litre, averaging C$0.87 per litre;
●	US dollar/Canadian dollar: C$1.20 – C$1.30 per $1.00, averaging C$1.25 per $1.00;
●	US dollar/Euro: €0.81 – €0.89 per $1.00, averaging €0.85 per $1.00;
●	US dollar/Mexican peso: 19.55 – 22.16 Mexican pesos per $1.00, averaging 20.29 Mexican pesos per $1.00; and
●	US dollar/Australian dollar: A$1.25 – A$1.43 per $1.00, averaging A$1.33 per $1.00.

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance realized by-product metal prices. The Company’s policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos and, in 2022, will also pay in Australian dollars. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under its Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation into US dollars of assets and liabilities denominated in other currencies), as it does not give rise to cash exposure. The Company’s foreign currency derivative financial instrument strategy includes the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes. As at December 31, 2021, there were foreign exchange derivatives outstanding related to $2,375.2 million of 2022 and 2023 expenditures. During the year ended December 31, 2021 the Company recognized a loss of $9.4 million on foreign exchange derivatives in the loss (gain) on derivative financial instruments line item of the consolidated statements of income.

Cost Inputs

The Company considers and may enter into risk management strategies to mitigate price risk on certain consumables, including diesel fuel. These strategies may include longer term purchasing contracts and financial and derivative instruments. As at December 31, 2021, there were derivative financial instruments outstanding relating to 10.9 million gallons of heating oil. During the year ended December 31, 2021 the Company recognized a gain of $12.8 million on heating oil derivatives in the loss (gain) on derivative financial instruments line item of the consolidated statements of income.

Operational Risk

The Meliadine mine, LaRonde Complex (including LZ5) and Canadian Malartic mine were the Company’s most significant contributors in 2021 to the Company’s payable production of gold at 18.8%, 18.2% and 17.1%, respectively, and are expected to account for a significant portion of the Company’s payable production of gold in the future. With the completion of the merger the Detour mine and the Fosterville mine will also be significant contributors to payable production of gold in the future.

Mining is a complex and unpredictable business and, therefore, actual payable production of gold ounces may differ from expectations. Adverse conditions affecting mining or milling may have a material adverse impact on the Company’s financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

Regulatory Risk

The Company’s mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, greenhouse gases, mine safety, reporting of payments to governments and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of compliance or infraction notices, has occurred at some of the Company’s mines and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Controls Evaluation

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. These offices were subsequently re-opened under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office may continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company’s ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitation on scope of design

The Company acquired TMAC during the year ended December 31, 2021. The financial information for this acquisition is included in this MD&A and in Note 5 to the consolidated annual financial statements. The CSA’s National Instrument 52-109 and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of internal controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ending December 31, 2021.

The tables below set out summary financial information for the Hope Bay mine included in the Company’s consolidated annual financial statements:

Year Ended
December 31, 2021
Revenues from mining operations	$115,439
Income before income and mining taxes	6,868

As at
December 31, 2021
Total assets	$461,467
Total liabilities	62,727
Total net assets	$398,740

The Company’s management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2021. Based on this evaluation, management concluded that the Company’s ICFR and DC&P were effective as at December 31, 2021.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 21, 2022 were exercised:

Common shares outstanding	455,586,677
Employee stock options	5,734,586
Common shares held in a trust in connection with the Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan	433,947
Total	$461,755,210

Critical IFRS Accounting Policies and Accounting Estimates

The Company’s consolidated annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Agnico Eagle’s significant accounting policies including a summary of current and future changes in accounting policies are disclosed in Note 3 in the consolidated annual financial statements.

The preparation of the consolidated annual financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates on an ongoing basis using the most current information available, actual results may differ from these estimates. The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2021 are disclosed in Note 4 to the consolidated annual financial statements.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company’s disclosure in this MD&A.

Mineral Reserve Data

The scientific and technical information contained in this MD&A relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations – U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey project, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to mines and properties that were held by Kirkland prior to the Merger has been reviewed and approved by Natasha Vaz, P. Eng., Chief Operating Officer and Eric Kallio, P.Geo, Senior Vice-President, Exploration, both of whom is a “Qualified Person” for the purposes of NI 43-101.

The assumptions used for the mineral reserve estimates at all mines and advanced projects held by Agnico Eagle on December 31, 2021 (except the Hope Bay mine, Hammond Reef project and Upper Beaver project) are $1,250 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc and $3.00 per pound copper as at December 31, 2021. Mineral reserve estimates at the Hope Bay mine and Hammond Reef project are $1,350 per ounce gold and at the Upper Beaver project are at $1,200 per ounce of gold and $2.75 per pound copper Foreign exchange rates assumptions of C$1.30 (except for the Upper Beaver project at $1.25) per US$1.00, €0.87 per US$1.00 and 18.00 Mexican pesos per US$1.00 were used for all mines and projects.

The assumptions used for the mineral reserve estimates at all mines and advanced projects held by Kirkland on December 31, 2021 are $1,300 per ounce gold, C$1.31 per US$1.00 and A$1.36 per US$1.00.

The following table sets out the proven and probable mineral reserves for properties held by Agnico Eagle as of December 31, 2021:

		Gold Grade	Contained
		(Grams per	Gold
Proven and Probable Mineral Reserves by Property(i)(ii)	Tonnes	Tonne)	(Ounces)(iii)
	(thousands)		(thousands)
Proven Mineral Reserves
LaRonde mine	3,684	4.95	586
LaRonde Zone 5 mine	5,333	2.08	356
Canadian Malartic mine (attributable 50.0%)	21,466	0.84	580
Goldex mine	668	3.53	76
Meadowbank mine	34	2.34	3
Amaruq satellite deposit (part of Meadowbank Complex)	1,327	1.63	70
Meliadine mine	1,582	6.25	318
Hope Bay mine	78	6.03	15
Kittila mine	1,080	3.85	134
Pinos Altos mine	3,236	2.35	245
La India mine	212	0.36	2
Total Proven Mineral Reserves	38,700	1.92	2,385
Probable Mineral Reserves
LaRonde mine	11,616	6.33	2,364
LaRonde Zone 5 mine	7,451	2.07	495
Canadian Malartic mine (attributable 50.0%)	28,758	1.28	1,188
Goldex mine	18,701	1.53	922
Akasaba West project	5,419	0.84	147
Amaruq satellite deposit (part of Meadowbank Complex)	19,228	4.08	2,523
Meliadine mine	17,580	5.90	3,335
Hope Bay mine	15,874	6.50	3,319
Upper Beaver project	7,992	5.43	1,395
Hammond Reef project	123,473	0.84	3,323
Kittila mine	26,754	4.26	3,661
Pinos Altos mine	8,271	1.93	512
La India mine	7,133	0.67	155
Total Probable Mineral Reserves	298,250	2.43	23,339
Total Proven and Probable Mineral Reserves	336,950	2.37	25,724

The following table sets out the proven and probable mineral reserves for properties held by Kirkland as of December 31, 2021:

		Gold Grade	Contained
		(Grams per	Gold
Proven and Probable Mineral Reserves by Property(i)(ii)	Tonnes	Tonne)	(Ounces)(iii)
	(thousands)		(thousands)
Proven Mineral Reserves
Detour Lake mine	80,269	1.13	2,917
Macassa mine	237	15.30	116
Fosterville mine	1,221	17.31	679
Total Proven Mineral Reserves	81,726	1.41	3,713
Probable Mineral Reserves
Detour Lake mine	493,044	0.76	12,117
Macassa mine	3,315	16.32	1,740
Fosterville mine	5,430	7.67	1,339
Total Probable Mineral Reserves	501,789	0.94	15,196
Total Proven and Probable Mineral Reserves	583,515	1.01	18,909

Notes:

(i)	Amounts presented in this table have been rounded to the nearest thousand and therefore totals may differ slightly from the addition of the numbers.
(ii)	Complete information on the verification procedures, quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definitions of certain terms used herein may be found in: the AIF under the heading “Information on Mineral Reserves and Mineral Resources of the Company”; the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq satellite deposit, Nunavut, Canada as at December 31, 2017 filed with Canadian securities regulatory authorities on SEDAR on March 22, 2018; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015 filed with Canadian securities regulatory authorities on SEDAR on March 12, 2015; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic property with an effective date of December 31, 2020 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2021; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Detour Lake Operation as at July 26, 2021 filed with Canadian securities regulatory authorities on October 15, 2021 and March 24, 2022; and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 filed on April 1, 2019 and March 24, 2022.
(iii)	Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), operating margin, realized prices, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding such measures.

Adjusted Net Income and Adjusted Net Income Per Share

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding adjusted net income and adjusted net income per share.

The following table sets out the calculation of adjusted net income and adjusted net income per share for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

	2021	2020	2019

	(thousands of United States dollars)
Net income for the year	$543,009	$511,607	$473,166
Foreign currency translation loss	5,672	22,480	4,850
Loss (gain) on derivative financial instruments	11,103	(107,873)	(17,124)
Impairment reversal	—	—	(345,821)
Environmental remediation	576	27,540	2,804
Transaction costs related to acquisitions	12,945	—	—
Multi-year healthcare donation	7,952	—	—
Gain on sale of non-strategic exploration properties	(10,000)	—	—
Net loss on disposal of property, plant and equipment	9,450	14,248	11,834
Other(i)	—	5,506	(19,085)
Income and mining taxes adjustments(ii)	8,368	(21,940)	118,820
Adjusted net income for the year	$589,075	$451,568	$229,444
Net income per share - basic	$2.23	$2.12	$2.00
Net income per share - diluted	$2.22	$2.10	$1.99
Adjusted net income per share - basic	$2.42	$1.87	$0.97
Adjusted net income per share - diluted	$2.41	$1.86	$0.96

Notes:

(i)	The Company includes certain adjustments in “Other” that are not individually significant to the extent that management believes that these items are not reflective of the underlying performance of the Company’s core operating business. In 2020, other expenses are comprised of temporary suspension costs incurred during the period of limited or no production activity due to COVID-19 and interest on the Credit Facility, which was drawn down as a cautionary measure in the uncertain economic environment in the first quarter of 2020. In 2019, other expenses were comprised of mark to market adjustments and a gain on a partial disposition of a financial asset.
(ii)	Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the Company’s calculation and use of total cash costs per ounce of gold produced and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income in accordance with IFRS.

	Year Ended	Year Ended	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
(thousands of United States dollars)
LaRonde mine	$232,392	$169,824	$215,012
LaRonde Zone 5 mine	56,380	47,899	41,212
LaRonde Complex	288,772	217,723	256,224
Lapa mine	—	—	2,844
Goldex mine	96,181	82,654	82,533
Meadowbank Complex	406,489	284,976	180,848
Meliadine mine	236,763	245,700	142,932
Hope Bay mine	83,118	—	—
Canadian Malartic mine(i)	242,589	195,312	208,178
Kittila mine	192,742	169,884	142,517
Pinos Altos mine	141,488	124,678	130,190
Creston Mascota mine	8,165	35,088	35,801
La India mine	60,381	68,137	65,638
Production costs per the consolidated statements of income	$1,756,688	$1,424,152	$1,247,705

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		308,946		288,239		343,154
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$232,392	$752	$169,824	$589	$215,012	$627
Inventory adjustments(ii)	(19,807)	(64)	7,906	27	(13,087)	(38)
Realized gains and losses on hedges of production costs	(9,923)	(32)	(2,886)	(10)	(983)	(3)
Operational care & maintenance due to COVID-19(iii)	—	—	(2,464)	(9)	—	—
Other adjustments(iv)	18,905	61	13,034	46	25,665	74
Cash operating costs (co-product basis)	$221,567	$717	$185,414	$643	$226,607	$660
By-product metal revenues	(74,499)	(241)	(51,217)	(177)	(67,224)	(196)
Cash operating costs (by-product basis)	$147,068	$476	$134,197	$466	$159,383	$464

LaRonde Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2021				December 31, 2020				December 31, 2019
Tonnes of ore milled (thousands of tonnes)				1,837				1,706				2,057
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$232,392		$127		$169,824		$100		$215,012		$105
Production costs (C$)	C$	291,681	C$	159	C$	226,605	C$	133	C$	285,423	C$	139
Inventory adjustments (C$)(ii)		(21,969)		(12)		6,385		3		(17,753)		(9)
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		(2,368)		(1)		—		—
Other adjustments (C$)(iv)		(11,921)		(7)		(13,710)		(8)		(9,876)		(5)
Minesite operating costs (C$)	C$	257,791	C$	140	C$	216,912	C$	127	C$	257,794	C$	125

LaRonde Zone 5 Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		70,788		61,674		59,830
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$56,380	$796	$47,899	$777	$41,212	$689
Inventory adjustments(ii)	2,009	28	(117)	(2)	2,170	36
Realized gains and losses on hedges of production costs	(2,346)	(32)	(681)	(11)	(122)	(2)
Operational care & maintenance due to COVID-19(iii)	—	—	(465)	(8)	—	—
Other adjustments(iv)	171	2	167	3	121	2
Cash operating costs (co-product basis)	$56,214	$794	$46,803	$759	$43,381	$725
By-product metal revenues	(288)	(4)	(261)	(4)	(185)	(3)
Cash operating costs (by-product basis)	$55,926	$790	$46,542	$755	$43,196	$722

LaRonde Zone 5 Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2021				December 31, 2020				December 31, 2019
Tonnes of ore milled (thousands of tonnes)				1,124				968				870
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$56,380		$50		$47,899		$49		$41,212		$47
Production costs (C$)	C$	70,770	C$	63	C$	63,944	C$	66	C$	54,644	C$	63
Inventory adjustments (C$)(ii)		2,447		2		(201)		—		2,855		3
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		(653)		(1)		—		—
Minesite operating costs (C$)	C$	73,217	C$	65	C$	63,090	C$	65	C$	57,499	C$	66

LaRonde Complex	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		379,734		349,913		402,984
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$288,772	$760	$217,723	$622	$256,224	$636
Inventory adjustments(ii)	(17,798)	(47)	7,789	22	(10,917)	(27)
Realized gains and losses on hedges of production costs	(12,269)	(32)	(3,567)	(10)	(1,105)	(3)
Operational care & maintenance due to COVID-19(iii)	—	—	(2,929)	(8)	—	—
Other adjustments(iv)	19,076	51	13,201	38	25,786	64
Cash operating costs (co-product basis)	$277,781	$732	$232,217	$664	$269,988	$670
By-product metal revenues	(74,787)	(197)	(51,478)	(147)	(67,409)	(167)
Cash operating costs (by-product basis)	$202,994	$535	$180,739	$517	$202,579	$503

LaRonde Complex	Year Ended					Year Ended				Year Ended
Per Tonne	December 31, 2021					December 31, 2020				December 31, 2019
Tonnes of ore milled (thousands of tonnes)				2,961				2,674				2,927
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$288,772		$98		$217,723		$81		$256,224		$88
Production costs (C$)	C$	362,451	C$	122	C$	290,549	C$	109	C$	340,067	C$	116
Inventory adjustments (C$)(ii)		(19,522)		(6)		6,184		2		(14,898)		(5)
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		(3,021)		(1)		—		—
Other adjustments (C$)(iv)		(11,921)		(4)		(13,710)		(5)		(9,876)		(3)
Minesite operating costs (C$)	C$	331,008	C$	112	C$	280,002	C$	105	C$	315,293	C$	108

Lapa Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(v)	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		—		—		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$—	$—	$2,844	$—
Inventory and other adjustments(ii)	—	—	—	—	(2,844)	—
Cash operating costs (co-product basis)	$—	$—	$—	$—	$—	$—
By-product metal revenues	—	—	—	—	—	—
Cash operating costs (by-product basis)	$—	$—	$—	$—	$—	$—

Lapa Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2021				December 31, 2020				December 31, 2019
Tonnes of ore milled (thousands of tonnes)				—				—				—
	(thousands)		($ per tonne)		(thousands)		($per tonne)		(thousands)		($ per tonne)
Production costs		$—		$—		$—		$—		$2,844		$—
Production costs (C$)	C$	—	C$	—	C$	—	C$	—	C$	3,723	C$	—
Inventory and other adjustments (C$)(ii)		—		—		—		—		(3,723)		—
Minesite operating costs (C$)	C$	—	C$	—	C$	—	C$	—	C$	—	C$	—

Goldex Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		134,053		127,540		140,884
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$96,181	$717	$82,654	$648	$82,533	$586
Inventory adjustments(ii)	(264)	(2)	75	1	(147)	(1)
Realized gains and losses on hedges of production costs	(4,407)	(33)	(1,391)	(11)	(349)	(2)
Operational care & maintenance due to COVID-19(iii)	—	—	(610)	(5)	—	—
Other adjustments(iv)	206	2	170	1	207	1
Cash operating costs (co-product basis)	$91,716	$684	$80,898	$634	$82,244	$584
By-product metal revenues	(42)	—	(37)	—	(33)	—
Cash operating costs (by-product basis)	$91,674	$684	$80,861	$634	$82,211	$584

Goldex Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2021				December 31, 2020				December 31, 2019
Tonnes of ore milled (thousands of tonnes)				2,874				2,655				2,785
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$96,181		$33		$82,654		$31		$82,533		$30
Production costs (C$)	C$	120,667	C$	42	C$	109,727	C$	41	C$	109,373	C$	39
Inventory adjustments (C$)(ii)		(374)		—		44		—		(245)		—
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		(331)		—		—		—
Minesite operating costs (C$)	C$	120,293	C$	42	C$	109,440	C$	41	C$	109,128	C$	39

Meadowbank Complex	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(vi)	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		322,852		198,418		158,208
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$406,489	$1,259	$284,976	$1,436	$180,848	$1,143
Inventory adjustments(ii)	(548)	(2)	(4,975)	(25)	4,892	31
Realized gains and losses on hedges of production costs	(14,256)	(44)	5,505	28	(2,200)	(14)
Operational care & maintenance due to COVID-19(iii)	(2,612)	(8)	(5,749)	(29)	—	—
Other adjustments(iv)	1,117	4	191	1	167	1
Cash operating costs (co-product basis)	$390,190	$1,209	$279,948	$1,411	$183,707	$1,161
By-product metal revenues	(2,414)	(8)	(1,342)	(7)	(1,391)	(9)
Cash operating costs (by-product basis)	$387,776	$1,201	$278,606	$1,404	$182,316	$1,152

Meadowbank Complex	Year Ended					Year Ended				Year Ended
Per Tonne(vii)	December 31, 2021					December 31, 2020				December 31, 2019
Tonnes of ore milled (thousands of tonnes)				3,556					2,482				2,381
	(thousands)		($per tonne)			(thousands)		($per tonne)		(thousands)		($per tonne)
Production costs		$406,489		$114			$284,976		$115		$180,848		$76
Production costs (C$)	C$	512,805	C$	144	C$		382,592	C$	154	C$	240,014	C$	101
Inventory adjustments (C$)(ii)		(982)		—			(6,691)		(3)		6,292		2
Operational care and maintenance due to COVID-19 (C$)(iii)		(3,326)		(1)			(7,716)		(3)		—		—
Minesite operating costs (C$)	C$	508,497	C$	143		C$	368,185	C$	148	C$	246,306	C$	103

Meliadine Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(viii)	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		367,630		312,398		191,113
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$236,763	$644	$245,700	$786	$142,932	$748
Inventory adjustments(ii)	9,686	26	(3,995)	(12)	1,207	5
Realized gains and losses on hedges of production costs	(12,674)	(34)	433	1	(857)	(4)
Other adjustments(iv)	252	1	209	1	39	1
Cash operating costs (co-product basis)	$234,027	$637	$242,347	$776	$143,321	$750
By-product metal revenues	(808)	(3)	(527)	(2)	(286)	(2)
Cash operating costs (by-product basis)	$233,219	$634	$241,820	$774	$143,035	$748

Meliadine Mine	Year Ended				Year Ended				Year Ended
Per Tonne(xi)	December 31, 2021				December 31, 2020				December 31, 2019
Tonnes of ore milled (thousands of tonnes)				1,501				1,346				773
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$236,763		$158		$245,700		$183		$142,932		$185
Production costs (C$)	C$	298,014	C$	199	C$	329,036	C$	244	C$	188,680	C$	244
Inventory adjustments (C$)(ii)		11,784		7		(5,458)		(4)		1,409		2
Minesite operating costs (C$)	C$	309,798	C$	206	C$	323,578	C$	240	C$	190,089	C$	246

Hope Bay Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		56,229		103,652		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$83,118	$1,478	$88,289	$852	$—	$—
Inventory adjustments(ii)	(13,713)	(244)	5,160	50	—	—
Operational care & maintenance due to COVID-19(iii)	(9,964)	(177)	—	—	—	—
Other adjustments(iv)	374	7	575	6	—	—
Cash operating costs (co-product basis)	$59,815	$1,064	$94,024	$907	$—	$—
By-product metal revenues	(46)	(1)	(96)	—	—	—
Cash operating costs (by-product basis)	$59,769	$1,063	$93,928	$906	$—	$—

Hope Bay Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2021				December 31, 2020				December 31, 2019
Tonnes of ore milled (thousands of tonnes)				228				383				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$83,118		$365		$88,289		$231		$—		$—
Production costs (C$)	C$	104,291	C$	457	C$	118,412	C$	309	C$	—	C$	—
Inventory adjustments (C$)(ii)		(17,801)		(78)		6,921		18		—		—
Operational care and maintenance due to COVID-19 (C$)(iii)		(12,304)		(53)		—		—		—		—
Minesite operating costs (C$)	C$	74,186	C$	326	C$	125,333	C$	327	C$	—	C$	—

Canadian Malartic Mine(i)	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(x)	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		357,392		265,387		331,459
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$242,589	$679	$195,312	$736	$208,178	$628
Inventory adjustments(ii)	1,213	3	(319)	(2)	(1,547)	(4)
Realized gains and losses on hedges of production costs	(78)	—	3,385	13	—	—
Other adjustments(iv)	557	2	789	3	824	2
Cash operating costs (co-product basis)	$244,281	$684	$199,167	$750	$207,455	$626
By-product metal revenues	(7,233)	(21)	(7,198)	(27)	(6,711)	(20)
Cash operating costs (by-product basis)	$237,048	$663	$191,969	$723	$200,744	$606

Canadian Malartic Mine(i)	Year Ended				Year Ended				Year Ended
Per Tonne(xi)	December 31, 2021				December 31, 2020				December 31, 2019
Tonnes of ore milled (thousands of tonnes)				11,130				9,669				10,391
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$242,589		$22		$195,312		$20		$208,178		$20
Production costs (C$)	C$	307,005	C$	28	C$	260,019	C$	27	C$	274,786	C$	26
Inventory adjustments (C$)(ii)		2,042		—		(34)		—		(2,201)		—
Minesite operating costs (C$)	C$	309,047	C$	28	C$	259,985	C$	27	C$	272,585	C$	26

Kittila Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		239,240		208,125		186,101
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$192,742	$806	$169,884	$816	$142,517	$766
Inventory adjustments(ii)	5,908	25	(2,098)	(10)	1,595	9
Realized gains and losses on hedges of production costs	577	2	(662)	(3)	(7,372)	(40)
Other adjustments(iv)	705	3	639	3	463	2
Cash operating costs (co-product basis)	$199,932	$836	$167,763	$806	$137,203	$737
By-product metal revenues	(249)	(1)	(238)	(1)	(238)	(1)
Cash operating costs (by-product basis)	$199,683	$835	$167,525	$805	$136,965	$736

Kittila Mine	Year Ended		Year Ended		Year Ended
Per Tonne	December 31, 2021		December 31, 2020		December 31, 2019
Tonnes of ore milled (thousands of tonnes)		2,052		1,702		1,591
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$192,742	$94	$169,884	$100	$142,517	$90
Production costs (€)	€163,165	€80	€147,993	€87	€127,355	€80
Inventory adjustments (€)(ii)	5,330	2	(1,667)	(1)	(5,882)	(4)
Minesite operating costs (€)	€168,495	€82	€146,326	€86	€121,473	€76

Pinos Altos Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		126,932		114,798		155,124
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$141,488	$1,115	$124,678	$1,086	$130,190	$839
Inventory adjustments(ii)	241	2	(3,955)	(34)	3,074	21
Realized gains and losses on hedges of production costs	(2,515)	(20)	477	4	(422)	(3)
Operational care & maintenance due to COVID-19(iii)	—	—	(2,782)	(25)	—	—
Other adjustments(iv)	1,627	13	2,171	19	1,577	10
Cash operating costs (co-product basis)	$140,841	$1,110	$120,589	$1,050	$134,419	$867
By-product metal revenues	(31,965)	(252)	(34,646)	(301)	(35,322)	(228)
Cash operating costs (by-product basis)	$108,876	$858	$85,943	$749	$99,097	$639

Pinos Altos Mine	Year Ended		Year Ended		Year Ended
Per Tonne	December 31, 2021		December 31, 2020		December 31, 2019
Tonnes of ore processed (thousands of tonnes)		1,899		1,796		2,007
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$141,488	$75	$124,678	$69	$130,190	$65
Inventory adjustments(ii)	241	—	(3,955)	(2)	3,074	1
Operational care & maintenance due to COVID-19(iii)	—	—	(2,782)	(1)	—	—
Minesite operating costs	$141,729	$75	$117,941	$66	$133,264	$66

Creston Mascota Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		12,801		38,599		48,380
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$8,165	$638	$35,088	$909	$35,801	$740
Inventory adjustments(ii)	(349)	(27)	(1,957)	(51)	(122)	(3)
Operational care & maintenance due to COVID-19(iii)	—	—	(517)	(13)	—	—
Other adjustments(iv)	327	25	852	22	800	17
Cash operating costs (co-product basis)	$8,143	$636	$33,466	$867	$36,479	$754
By-product metal revenues	(2,914)	(228)	(10,116)	(262)	(9,671)	(200)
Cash operating costs (by-product basis)	$5,229	$408	$23,350	$605	$26,808	$554

Creston Mascota Mine	Year Ended		Year Ended		Year Ended
Per Tonne(xii)	December 31, 2021		December 31, 2020		December 31, 2019
Tonnes of ore processed (thousands of tonnes)		—		526		1,067
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$8,165	$—	$35,088	$67	$35,801	$34
Inventory adjustments(ii)	(349)	—	(1,957)	(4)	(122)	(1)
Operational care & maintenance due to COVID-19(iii)	—	—	(517)	(1)	—	—
Other adjustments(iv)	(7,816)	—	(4,362)	(8)	—	—
Minesite operating costs	$—	$—	$28,252	$54	$35,679	$33

La India Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020		December 31, 2019
Gold production (ounces)		63,529		84,974		82,190
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$60,381	$950	$68,137	$802	$65,638	$799
Inventory adjustments(ii)	98	2	(295)	(3)	2,591	32
Operational care & maintenance due to COVID-19(iii)	—	—	(600)	(8)	—	—
Other adjustments(iv)	458	7	1,036	12	1,575	18
Cash operating costs (co-product basis)	$60,937	$959	$68,278	$803	$69,804	$849
By-product metal revenues	(1,298)	(20)	(1,317)	(15)	(2,184)	(26)
Cash operating costs (by-product basis)	$59,639	$939	$66,961	$788	$67,620	$823

La India Mine	Year Ended		Year Ended		Year Ended
Per Tonne	December 31, 2021		December 31, 2020		December 31, 2019
Tonnes of ore processed (thousands of tonnes)		6,018		5,526		5,402
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$60,381	$10	$68,137	$12	$65,638	$12
Inventory adjustments(ii)	98	—	(295)	—	2,591	1
Operational care & maintenance due to COVID-19(iii)	—	—	(600)	—	—	—
Minesite operating costs	$60,479	$10	$67,242	$12	$68,229	$13

Notes:

(i)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.
(ii)	Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(iii)	This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company’s effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.
(iv)	Other adjustments consist of smelting, refining and marketing charges to production costs.
(v)	The Lapa mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude five ounces of payable production of gold, which were credited to the Company as a result of final refining reconciliation following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.
(vi)	The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2021 exclude 1,956 ounces of payable production of gold which were produced as commercial production at the Amaruq underground project has not yet been achieved. The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 10,995 ounces of payable production of gold which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 35,281 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.
(vii)	The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2021 exclude 14,299 tonnes which were processed as commercial production at the Amaruq underground project has not yet been achieved. The Meadowbank Complex’s cost calculations per tonne for the year ended December December 31, 2020 exclude 121,317 tonnes which were processed prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2019 exclude 369,519 tonnes which were processed prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.
(viii)	The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2021 exclude 24,057 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 6,491 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 47,281 ounces of payable production of gold which were produced prior to the achievement of commercial production on May 14, 2019.
(ix)	The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2021 exclude 213,867 tonnes which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2020 exclude 49,504 tonnes which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2019 exclude 263,749 tonnes which were processed prior to the achievement of commercial production on May 14, 2019.
(x)	The Canadian Malartic mine’s cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 18,930 ounces of payable production of gold, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 3,137 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(xi)	The Canadian Malartic mine’s cost calculations per tonne for the year ended December 31, 2020 exclude 731,309 tonnes, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine’s cost calculations per tonne for the year ended December 31, 2019 exclude 133,615 tonnes which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(xii)	The Creston Mascota mine’s cost calculations per tonne for the year ended December 31, 2021 exclude approximately $7.8 million of production costs incurred during the year ended December 31, 2021 following the cessation of mining activities at the Bravo pit during the third quarter of 2020. The Creston Mascota mine’s cost calculation per tonne for the year ended December 31, 2020 exclude approximately $4.4 million of production costs incurred during the three months ended December 31, 2020 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

Total Cash Costs per Ounce of Gold Produced by Mine for Kirkland assets

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the Company's calculation and use of total cash costs per ounce of gold produced and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by‐product basis and co‐product basis) for the Kirkland assets to production costs, exclusive of amortization. Considering the Company completed the merger with Kirkland on February 8, 2022 and is now providing guidance on the Kirkland assets, the data disclosed below is for comparative purposes only and were not included in the annual audited consolidated financial statements.

	Year Ended	Year Ended
	December 31, 2021	December 31, 2020
(thousands of United States dollars)
Detour Lake mine	$480,110	$377,336
Macassa mine	143,678	118,326
Fosterville mine	142,946	141,247
Total production costs	$766,734	$636,909

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine for Kirkland assets
(thousands of United States dollars, except as noted)

Detour Lake Mine	Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020
Gold production (ounces)	712,824		516,757
	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$480,110	$674	$377,336	$730
Inventory adjustments(i)	741	1	5,198	10
Operational care & maintenance due to COVID-19(ii)	(10,229)	(15)	(20,120)	(39)
Cash operating costs (co-product basis)	$470,622	$660	$362,414	$701
By-product metal revenues	(3,666)	(5)	(2,819)	(5)
Cash operating costs (by-product basis)	$466,956	$655	$359,595	$696

Macassa Mine	Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020
Gold production (ounces)	210,192		183,037
	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$143,678	$684	$118,326	$646
Inventory adjustments(i)	(1,762)	(8)	486	3
Operational care & maintenance due to COVID-19(ii)	(2,685)	(14)	(2,912)	(16)
Cash operating costs (co-product basis)	$139,231	$662	$115,900	$633
By-product metal revenues	(506)	(2)	(377)	(2)
Cash operating costs (by-product basis)	$138,725	$660	$115,523	$631

Fosterville Mine	Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2021		December 31, 2020
Gold production (ounces)	509,601		640,467
	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$142,946	$281	$141,247	$221
Inventory adjustments(i)	1,451	3	1,610	3
Operational care & maintenance due to COVID-19(ii)	—	—	(348)	(1)
Cash operating costs (co-product basis)	$144,397	$284	$142,509	$223
By-product metal revenues	(782)	(2)	(783)	(2)
Cash operating costs (by-product basis)	$143,615	$282	$141,726	$221

Notes:

(i)	Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)	This adjustment reflects the costs associated with the temporary suspension of mining activities at the mine sites in response to the COVID‐19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID‐19.

All-in Sustaining Costs per Ounce of Gold Produced

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the Company’s calculation and use of all-in sustaining costs per ounce of gold produced.

The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the years ended December 31, 2021, December 31, 2020, and December 31, 2019 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(United States dollars per ounce of gold produced, except where noted)	2021	2020	2019
Production costs per the consolidated statements of income (thousands of United States dollars)	$1,756,688	$1,424,152	$1,247,705
Gold production (ounces)(i)(ii)(iii)(iv)	2,060,392	1,700,152	1,696,443
Production costs per ounce of gold production	$853	$838	$735
Adjustments:
Inventory adjustments(v)	(8)	(4)	(1)
Realized gains and losses on hedges of production costs	(22)	2	(7)
Operational care and maintenance costs due to COVID-19(vi)	(6)	(8)	—
Other(vii)	12	10	18
Total cash costs per ounce of gold produced (co-product basis)(viii)	$829	$838	$745
By-product metal revenues	(59)	(63)	(72)
Total cash costs per ounce of gold produced (by-product basis)(viii)	$770	$775	$673
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	207	199	185
General and administrative expenses (including stock option expense)	69	68	71
Non-cash reclamation provision and sustaining leases	13	9	9
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,059	$1,051	$938
By-product metal revenues	59	63	72
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,118	$1,114	$1,010

Notes:

(i)	Gold production for the year ended December 31, 2019 excludes five ounces of payable production of gold at the Lapa mine which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the site on December 31, 2018.
(ii)	Gold production for the year ended December 31, 2021 excludes 1,956 ounces of payable production of gold at the Meadowbank Complex which were produced during this period as commercial production at the Amaruq underground project has not yet been achieved. Gold production for the year ended December 31, 2020 excludes 10,995 ounces of payable production of gold at the Meadowbank Complex which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. Gold production for the year ended December 31, 2019 excludes 35,281 ounces of payable production of gold at the Meadowbank Complex which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.
(iii)	Gold production for the year ended December 31, 2021 excludes 24,057 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Gold production for the year ended December 31, 2020 excludes 6,491 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Gold production for the year ended December 31, 2019 excludes 47,281 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production on May 14, 2019.

(iv)	Gold production for the year ended December 31, 2020 exclude 18,930 ounces of payable production of gold at the Canadian Malartic mine which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. Gold production for the year ended December 31, 2019 excludes 3,137 ounces of payable production of gold at the Canadian Malartic mine which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(v)	Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(vi)	This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.
(vii)	Other adjustments consists of smelting, refining and marketing charges to production costs.
(viii)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne” for more information on the Company’s use of total cash cost per ounce of gold produced.

Operating Margin

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the Company’s calculation and use of operating margin.

The following tables set out the reconciliation of operating margin by minesite to net income for the years ended December 31, 2021,  December 31, 2020 and December 31, 2019.

	Year Ended December 31, 2021
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
Northern Business:
LaRonde mine	$654,577	$232,392	$422,185
LaRonde Zone 5 mine	121,236	56,380	64,856
Goldex mine	241,404	96,181	145,223
Meadowbank Complex	589,769	406,489	183,280
Meliadine mine	636,085	236,763	399,322
Hope Bay mine	115,439	83,118	32,321
Canadian Malartic joint operation	645,607	242,589	403,018
Kittila mine	414,656	192,742	221,914
Total Northern Business	3,418,773	1,546,654	1,872,119

Southern Business:
Pinos Altos mine	259,446	141,488	117,958
Creston Mascota mine	27,784	8,165	19,619
La India mine	117,875	60,381	57,494
Total Southern Business	405,105	210,034	195,071
Total	$3,823,878	$1,756,688	$2,067,190
Corporate and other:
Exploration and corporate development			152,514
Amortization of property, plant, and mine development			738,129
General and administrative			142,003
Finance costs			92,042
Loss on derivative financial instruments			11,103
Environmental remediation			576
Foreign currency translation loss			5,672
Other expenses			21,742
Income and mining taxes expense			360,400
Net income per consolidated statements of income			$543,009

	Year Ended December 31, 2020
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
Northern Business:
LaRonde mine	$543,864	$169,824	$374,040
LaRonde Zone 5 mine	111,244	47,899	63,345
Goldex mine	227,181	82,654	144,527
Meadowbank Complex	366,743	284,976	81,767
Meliadine mine	569,063	245,700	323,363
Canadian Malartic joint operation	478,542	195,312	283,230
Kittila mine	372,132	169,884	202,248
Total Northern Business	2,668,769	1,196,249	1,472,520

Southern Business:
Pinos Altos mine	244,283	124,678	119,605
Creston Mascota mine	77,762	35,088	42,674
La India mine	147,299	68,137	79,162
Total Southern Business	469,344	227,903	241,441
Total	$3,138,113	$1,424,152	$1,713,961
Corporate and other:
Exploration and corporate development			113,492
Amortization of property, plant, and mine development			631,101
General and administrative			116,288
Finance costs			95,134
Gain on derivative financial instruments			(107,873)
Environmental remediation			27,540
Foreign currency translation loss			22,480
Other expenses			48,234
Income and mining taxes expense			255,958
Net income per the consolidated statements of income			$511,607

	Year Ended December 31, 2019
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
Northern Business:
LaRonde mine	$552,204	$215,012	$337,192
LaRonde Zone 5 mine	80,365	41,212	39,153
Lapa mine	4,877	2,844	2,033
Goldex mine	197,020	82,533	114,487
Meadowbank Complex	221,652	180,848	40,804
Meliadine mine	270,258	142,932	127,326
Canadian Malartic joint operation	466,317	208,178	258,139
Kittila mine	260,323	142,517	117,806
Total Northern Business	2,053,016	1,016,076	1,036,940

Southern Business:
Pinos Altos mine	249,577	130,190	119,387
Creston Mascota mine	78,023	35,801	42,222
La India mine	114,276	65,638	48,638
Total Southern Business	441,876	231,629	210,247
Total	$2,494,892	$1,247,705	$1,247,187
Corporate and other:
Exploration and corporate development			104,779
Amortization of property, plant, and mine development			546,057
General and administrative			120,987
Finance costs			105,082
Gain on derivative financial instruments			(17,124)
Environmental remediation			2,804
Impairment reversal			(345,821)
Foreign currency translation loss			4,850
Other expenses			(13,169)
Income and mining taxes expense			265,576
Net income per the consolidated statements of income			$473,166

Realized Prices

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the Company’s calculation and use of realized prices.

Sustaining Capital Expenditures and Development Capital Expenditures

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the Company’s calculation and use of sustaining capital expenditures and development capital expenditures.

	Three Months Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019
Sustaining capital expenditures	$123,925	$100,210	$105,524	$432,543	$337,516	$313,832
Development capital expenditures	121,473	139,371	99,545	442,556	435,960	510,996
Total Capital Expenditures	$245,398	$239,581	$205,069	$875,099	$773,476	$824,828
Working capital adjustments	(8,500)	(14,843)	(8,348)	(7,415)	(14,134)	57,836
Additions to property, plant and mine development per the consolidated statements of cash flows	$236,898	$224,738	$195,721	$867,684	$759,342	$882,664

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Operating margin(i):	2021(v)	2021(v)	2021(v)	2021	2021
Revenues from mining operations	$934,392	$966,320	$974,065	$949,101	$3,823,878
Production costs	412,400	427,172	452,087	465,029	1,756,688
Total operating margin(i)	521,992	539,148	521,978	484,072	2,067,190
Operating margin(i) by mine:
Northern Business
LaRonde mine	93,728	115,617	125,770	87,070	422,185
LaRonde Zone 5 mine	12,598	15,252	19,449	17,557	64,856
Goldex mine	38,739	37,881	29,421	39,182	145,223
Meadowbank Complex	49,950	55,762	52,087	25,481	183,280
Meliadine mine	100,961	97,778	84,671	115,912	399,322
Hope Bay mine	11,230	14,396	11,633	(4,938)	32,321
Canadian Malartic mine(ii)	103,748	109,579	93,439	96,252	403,018
Kittila mine	58,703	51,438	57,362	54,411	221,914
Southern Business
Pinos Altos mine	26,426	31,905	31,971	27,656	117,958
Creston Mascota mine	7,634	5,171	4,186	2,628	19,619
La India mine	18,275	4,369	11,989	22,861	57,494
Total operating margin(i)	521,992	539,148	521,978	484,072	2,067,190
Amortization of property, plant and mine development	177,794	176,946	191,771	191,618	738,129
Exploration, corporate and other	111,287	81,594	129,148	103,623	425,652
Income before income and mining taxes	232,911	280,608	201,059	188,831	903,409
Income and mining taxes	94,295	92,264	86,116	87,725	360,400
Net income for the period	$138,616	$188,344	$114,943	$101,106	$543,009
Net income per share — basic	$0.56	$0.78	$0.47	$0.41	$2.23
Net income per share — diluted	$0.56	$0.77	$0.47	$0.41	$2.22
Cash flows:
Cash provided by operating activities	$356,387	$406,921	$290,963	$261,723	$1,315,994
Cash used in investing activities	$(527,868)	$(197,613)	$(262,000)	$(247,208)	$(1,234,689)
Cash used in financing activities	$(100,134)	$(64,161)	$(62,404)	$(70,543)	$(297,242)

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Realized prices(vi):	2021	2021	2021	2021	2021
Gold (per ounce)	$1,780	$1,814	$1,787	$1,795	$1,794
Silver (per ounce)	$26.13	$27.01	$23.54	$23.08	$25.07
Zinc (per tonne)	$2,743	$2,843	$2,967	$3,258	$2,947
Copper (per tonne)	$8,958	$10,902	$9,031	$10,120	$9,724
Payable production(iii):
Gold (ounces)
Northern Business
LaRonde mine	75,389	80,681	88,795	64,081	308,946
LaRonde Zone 5 mine	17,689	16,842	17,952	18,305	70,788
Goldex mine	34,650	34,659	28,823	35,921	134,053
Meadowbank Complex	79,965	85,899	89,706	69,238	324,808
Meliadine mine	96,126	96,694	97,024	101,843	391,687
Hope Bay mine	12,259	25,308	17,957	705	56,229
Canadian Malartic mine(ii)	89,550	92,106	86,803	88,933	357,392
Kittila mine	60,716	53,263	62,089	63,172	239,240
Southern Business
Pinos Altos mine	29,175	32,614	32,402	32,741	126,932
Creston Mascota mine	4,252	3,228	2,988	2,333	12,801
La India mine	17,033	4,712	17,124	24,660	63,529
Total gold (ounces)	516,804	526,006	541,663	501,932	2,086,405
Silver (thousands of ounces)
Northern Business
LaRonde mine	203	199	171	151	724
LaRonde Zone 5 mine	3	3	3	5	14
Goldex mine	—	1	—	1	2
Meadowbank Complex	24	23	25	22	94
Meliadine mine	7	8	7	8	30
Hope Bay mine	—	2	—	2	4
Canadian Malartic mine(ii)	82	69	70	69	290
Kittila mine	3	2	3	3	11
Southern Business
Pinos Altos mine	373	307	287	318	1,285
Creston Mascota mine	36	32	22	15	105
La India mine	16	7	6	19	48
Total silver (thousands of ounces)	747	653	594	613	2,607
Zinc (tonnes)	1,867	2,736	2,826	1,408	8,837
Copper (tonnes)	752	779	825	599	2,955

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Payable metal sold:	2021	2021	2021	2021	2021
Gold (ounces)
Northern Business
LaRonde mine	75,285	86,844	95,947	75,388	333,464
LaRonde Zone 5 mine	14,314	16,168	19,256	17,850	67,588
Goldex mine	34,358	34,993	29,534	35,500	134,385
Meadowbank Complex	76,281	83,915	91,474	77,611	329,281
Meliadine mine	98,349	94,163	82,005	103,531	378,048
Hope Bay mine	20,221	17,731	19,230	8,019	65,201
Canadian Malartic mine(ii)(iv)	83,556	89,372	81,511	81,977	336,416
Kittila mine	59,597	54,790	60,820	55,363	230,570
Southern Business
Pinos Altos mine	27,613	34,672	34,920	29,901	127,106
Creston Mascota mine	4,878	3,356	3,065	2,385	13,684
La India mine	18,834	5,739	15,675	24,640	64,888
Total gold (ounces)	513,286	521,743	533,437	512,165	2,080,631
Silver (thousands of ounces)
Northern Business
LaRonde mine	199	193	176	153	721
LaRonde Zone 5 mine	3	3	2	4	12
Goldex mine	—	1	—	1	2
Meadowbank Complex	19	26	30	22	97
Meliadine mine	8	9	7	8	32
Hope Bay mine	—	—	—	3	3
Canadian Malartic mine(ii)(iv)	67	68	66	58	259
Kittila mine	2	3	2	3	10
Southern Business
Pinos Altos mine	361	331	305	298	1,295
Creston Mascota mine	50	41	23	14	128
La India mine	19	7	8	16	50
Total silver (thousands of ounces)	728	682	619	580	2,609
Zinc (tonnes)	2,660	2,875	2,744	2,524	10,803
Copper (tonnes)	754	778	833	608	2,973

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Operating margin(i):	2020	2020	2020	2020	2020
Revenues from mining operations	$671,878	$557,175	$980,612	$928,448	$3,138,113
Production costs	356,102	280,394	412,803	374,853	1,424,152
Total operating margin(i)	315,776	276,781	567,809	553,595	1,713,961
Operating margin(i) by mine:
Northern Business
LaRonde mine	45,194	60,954	144,364	123,528	374,040
LaRonde Zone 5 mine	10,851	11,007	21,522	19,965	63,345
Goldex mine	35,160	22,840	36,350	50,177	144,527
Meadowbank Complex	3,813	(12,422)	46,032	44,344	81,767
Meliadine mine	57,226	49,207	109,313	107,617	323,363
Canadian Malartic mine(ii)	57,046	45,502	76,673	104,009	283,230
Kittila mine	41,910	59,089	62,807	38,442	202,248
Southern Business
Pinos Altos mine	28,057	14,585	37,063	39,900	119,605
Creston Mascota mine	17,591	11,231	9,279	4,573	42,674
La India mine	18,928	14,788	24,406	21,040	79,162
Total operating margin(i)	315,776	276,781	567,809	553,595	1,713,961
Amortization of property, plant and mine development	153,509	129,465	173,173	174,954	631,101
Exploration, corporate and other	138,936	29,765	61,947	84,647	315,295
Income before income and mining taxes	23,331	117,551	332,689	293,994	767,565
Income and mining taxes	44,896	12,250	110,035	88,777	255,958
Net (loss) income for the period	$(21,565)	$105,301	$222,654	$205,217	$511,607
Net (loss) income per share — basic	$(0.09)	$0.44	$0.92	$0.85	$2.12
Net (loss) income per share — diluted	$(0.09)	$0.43	$0.91	$0.84	$2.10
Cash flows:
Cash provided by operating activities	$163,358	$162,648	$462,538	$403,510	$1,192,054
Cash used in investing activities	$(178,166)	$(177,738)	$(205,893)	$(247,015)	$(808,812)
Cash provided by (used in) financing activities	$954,830	$(914,418)	$(268,802)	$(74,432)	$(302,822)

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Realized prices(vi):	2020	2020	2020	2020	2020
Gold (per ounce)	$1,579	$1,726	$1,911	$1,876	$1,788
Silver (per ounce)	$15.74	$17.11	$25.35	$24.49	$20.44
Zinc (per tonne)	$2,217	$1,920	$2,303	$2,664	$2,377
Copper (per tonne)	$5,410	$5,074	$6,972	$7,298	$6,298
Payable production(iii):
Gold (ounces)
Northern Business
LaRonde mine	55,223	62,266	81,199	89,551	288,239
LaRonde Zone 5 mine	14,464	12,051	18,981	16,178	61,674
Goldex mine	33,883	23,142	31,008	39,507	127,540
Meadowbank Complex	49,341	16,417	74,921	68,734	209,413
Meliadine mine	69,975	59,375	96,757	92,782	318,889
Canadian Malartic mine(ii)	64,763	56,785	76,398	86,371	284,317
Kittila mine	49,297	60,623	53,149	45,056	208,125
Southern Business
Pinos Altos mine	33,310	13,880	30,937	36,671	114,798
Creston Mascota mine	18,184	9,646	6,567	4,202	38,599
La India mine	22,926	16,879	22,776	22,393	84,974
Total gold (ounces)	411,366	331,064	492,693	501,445	1,736,568
Silver (thousands of ounces)
Northern Business
LaRonde mine	160	125	174	213	672
LaRonde Zone 5 mine	3	2	2	5	12
Goldex mine	1	—	—	1	2
Meadowbank Complex	20	2	18	23	63
Meliadine mine	6	6	7	8	27
Canadian Malartic mine(ii)	97	82	81	88	348
Kittila mine	3	3	3	2	11
Southern Business
Pinos Altos mine	517	212	505	373	1,607
Creston Mascota mine	279	150	94	35	558
La India mine	20	17	14	14	65
Total silver (thousands of ounces)	1,106	599	898	762	3,365
Zinc (tonnes)	510	567	2,198	2,984	6,259
Copper (tonnes)	749	656	723	941	3,069

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Payable metal sold:	2020	2020	2020	2020	2020
Gold (ounces)
Northern Business
LaRonde mine	38,273	56,283	105,457	81,979	281,992
LaRonde Zone 5 mine	14,258	11,712	17,835	18,169	61,974
Goldex mine	34,740	22,628	30,421	39,886	127,675
Meadowbank Complex	58,581	9,112	72,390	70,852	210,935
Meliadine mine	70,979	64,130	92,775	95,039	322,923
Canadian Malartic mine(ii)(iv)	64,900	47,384	75,568	79,946	267,798
Kittila mine	54,250	59,235	56,848	40,692	211,025
Southern Business
Pinos Altos mine	34,997	16,661	30,470	36,475	118,603
Creston Mascota mine	16,408	10,484	7,573	5,145	39,610
La India mine	23,497	17,385	20,958	20,163	82,003
Total gold (ounces)	410,883	315,014	510,295	488,346	1,724,538
Silver (thousands of ounces)
Northern Business
LaRonde mine	175	121	176	214	686
LaRonde Zone 5 mine	2	3	2	5	12
Goldex mine	—	1	—	1	2
Meadowbank Complex	22	2	9	32	65
Meliadine mine	8	5	4	9	26
Canadian Malartic mine(ii)(iv)	111	59	70	101	341
Kittila mine	3	2	4	2	11
Southern Business
Pinos Altos mine	560	258	489	391	1,698
Creston Mascota mine	263	164	101	46	574
La India mine	22	14	21	9	66
Total silver (thousands of ounces)	1,166	629	876	810	3,481
Zinc (tonnes)	1,658	175	1,570	1,607	5,010
Copper (tonnes)	754	628	739	941	3,062

Notes:

(i)	Operating margin (a non-GAAP non-financial performance measure) is calculated as revenues from mining operations less production costs. Details by minesite are disclosed in the Operating Summary below.
(ii)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.
(iii)	Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
(iv)	The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd., in connection with the Company’s acquisition of its 50% interest of the Canadian Malartic mine.
(v)	Certain previously reported line items have been restated to reflect the final purchase price allocation of the February 2, 2021 acquisition of TMAC.
(vi)	Realized prices (a non-GAAP non-financial performance measure) are calculated as revenue from mining operations by metal divided by the volume of metal sold.

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

	2021	2020	2019

Revenues from mining operations	$3,823,878	$3,138,113	$2,494,892
Production costs	1,756,688	1,424,152	1,247,705
Operating margin(i)	2,067,190	1,713,961	1,247,187
Amortization of property, plant and mine development	738,129	631,101	546,057
Impairment reversal	—	—	(345,821)
Exploration, corporate and other	425,652	315,295	308,209
Income before income and mining taxes	903,409	767,565	738,742
Income and mining taxes	360,400	255,958	265,576
Net income for the year	$543,009	$511,607	$473,166
Net income per share — basic	$2.23	$2.12	$2.00
Net income per share — diluted	$2.22	$2.10	$1.99
Cash provided by operating activities	$1,315,994	$1,192,054	$881,692
Cash used in investing activities	$(1,234,689)	$(808,812)	$(873,884)
Cash (used in) from financing activities	$(297,242)	$(302,822)	$10,610
Dividends declared per share	$1.40	$0.95	$0.55
Capital expenditures per Consolidated Statements of Cash Flows	$867,684	$759,342	$882,664
Realized price per ounce of gold	$1,794	$1,788	$1,406
Realized price per ounce of silver	$25.07	$20.44	$16.38
Realized price per tonne of zinc	$2,947	$2,377	$2,607
Realized price per tonne of copper	$9,724	$6,298	$5,892
Weighted average number of common shares outstanding - basic (thousands)	243,708	241,508	236,934
Total assets	$10,186,776	$9,614,755	$8,789,885
Long-term debt	$1,340,223	$1,565,241	$1,364,108
Shareholders’ equity	$5,980,835	$5,683,213	$5,111,514

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Operating Summary	2021		2020		2019
LaRonde mine
Revenues from mining operations		$654,577		$543,864		$552,204
Production costs		232,392		169,824		215,012
Operating margin(i)		$422,185		$374,040		$337,192
Amortization of property, plant and mine development		89,697		74,913		83,688
Gross profit(ii)		$332,488		$299,127		$253,504
Tonnes of ore milled		1,837,310		1,706,446		2,057,187
Gold — grams per tonne		5.50		5.53		5.46
Gold production — ounces		308,946		288,239		343,154
Silver production — thousands of ounces		724		672		883
Zinc production — tonnes		8,837		6,259		13,161
Copper production — tonnes		2,955		3,069		3,397
Production costs		$752		$589		$627
Total cash costs per ounce of gold produced - co-product basis(iii)		$717		$643		$660
By-product metal revenues		(241)		(177)		(196)
Total cash costs per ounce of gold produced - by-product basis(iii)		$476		$466		$464
Minesite costs per tonne(iv)	C$	140	C$	127	C$	125
LaRonde Zone 5 mine
Revenues from mining operations		$121,236		$111,244		$80,365
Production costs		56,380		47,899		41,212
Operating margin(i)		$64,856		$63,345		$39,153
Amortization of property, plant and mine development		7,635		8,240		6,818
Gross profit(ii)		$57,221		$55,105		$32,335
Tonnes of ore milled		1,124,014		967,990		869,568
Gold — grams per tonne		2.07		2.10		2.27
Gold production — ounces		70,788		61,674		59,830
Silver production — thousands of ounces		14		12		12
Production costs		$796		$777		$689
Total cash costs per ounce of gold produced - co-product basis(iii)		$794		$759		$725
By-product metal revenues		(4)		(4)		(3)
Total cash costs per ounce of gold produced - by-product basis(iii)		$790		$755		$722
Minesite costs per tonne(iv)	C$	65	C$	65	C$	66

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

LaRonde Complex	2021		2020		2019
Revenues from mining operations		$775,813		$655,108		$632,569
Production costs		288,772		217,723		256,224
Operating margin(i)		$487,041		$437,385		$376,345
Amortization of property, plant and mine development		97,332		83,153		90,506
Gross profit(ii)		$389,709		$354,232		$285,839
Tonnes of ore milled		2,961,324		2,674,436		2,926,755
Gold — grams per tonne		4.20		4.29		4.51
Gold production — ounces		379,734		349,913		402,984
Silver production — thousands of ounces		738		684		895
Zinc production — tonnes		8,837		6,259		13,161
Copper production — tonnes		2,955		3,069		3,397
Production costs		$760		$622		$636
Total cash costs per ounce of gold produced - co-product basis(iii)		$732		$664		$670
By-product metal revenues		(197)		(147)		(167)
Total cash costs per ounce of gold produced - by-product basis(iii)		$535		$517		$503
Minesite costs per tonne(iv)	C$	112	C$	105	C$	108
Lapa mine
Revenues from mining operations		$—		$—		$4,877
Production costs		—		—		2,844
Operating margin(i)		$—		$—		$2,033
Amortization of property, plant and mine development		—		—		30
Gross profit(ii)		$—		$—		$2,003
Tonnes of ore milled		—		—		—
Gold — grams per tonne		—		—		—
Gold production — ounces		—		—		5
Production costs		$—		$—		$—
Total cash costs per ounce of gold produced - co-product basis(iii)(v)		$—		$—		$—
By-product metal revenues		—		—		—
Total cash costs per ounce of gold produced - by-product basis(iii)(v)		$—		$—		$—
Minesite costs per tonne(iv)	C$	—	C$	—	C$	—

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Goldex mine	2021		2020		2019
Revenues from mining operations		$241,404		$227,181		$197,020
Production costs		96,181		82,654		82,533
Operating margin(i)		$145,223		$144,527		$114,487
Amortization of property, plant and mine development		37,432		36,116		43,452
Gross profit(ii)		$107,791		$108,411		$71,035
Tonnes of ore milled		2,873,589		2,654,677		2,784,524
Gold — grams per tonne		1.60		1.64		1.71
Gold production — ounces		134,053		127,540		140,884
Production costs		$717		$648		$586
Total cash costs per ounce of gold produced - co-product basis(iii)		$684		$634		$584
By-product metal revenues		—		—		—
Total cash costs per ounce of gold produced - by-product basis(iii)		$684		$634		$584
Minesite costs per tonne(iv)	C$	42	C$	41	C$	39
Meadowbank Complex
Revenues from mining operations		$589,769		$366,743		$221,652
Production costs		406,489		284,976		180,848
Operating margin(i)		$183,280		$81,767		$40,804
Amortization of property, plant and mine development		111,508		70,015		64,285
Gross profit(ii)		$71,772		$11,752		$(23,481)
Tonnes of ore milled		3,570,491		2,602,827		2,750,306
Gold — grams per tonne		3.07		2.72		2.35
Gold production — ounces		324,808		209,413		193,489
Silver production — thousands of ounces		94		63		86
Production costs		$1,259		$1,436		$1,143
Total cash costs per ounce of gold produced - co-product basis(iii)(vi)		$1,209		$1,411		$1,161
By-product metal revenues		(8)		(7)		(9)
Total cash costs per ounce of gold produced - by-product basis(iii)(vi)		$1,201		$1,404		$1,152
Minesite costs per tonne(iv)(vii)	C$	143	C$	148	C$	103

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Meliadine mine	2021		2020		2019
Revenues from mining operations		$636,085		$569,063		$270,258
Production costs		236,763		245,700		142,932
Operating margin(i)		$399,322		$323,363		$127,326
Amortization of property, plant and mine development		110,819		108,958		48,901
Gross profit(ii)		$288,503		$214,405		$78,425
Tonnes of ore milled		1,714,892		1,395,298		1,036,746
Gold — grams per tonne		7.37		7.35		7.60
Gold production — ounces		391,687		318,889		238,394
Silver production — thousands of ounces		30		27		18
Production costs		$644		$786		$748
Total cash costs per ounce of gold produced - co-product basis(iii)(viii)		$637		$776		$750
By-product metal revenues		(3)		(2)		(2)
Total cash costs per ounce of gold produced - by-product basis(iii)(viii)		$634		$774		$748
Minesite costs per tonne(iv)(ix)	C$	206	C$	240	C$	246
Hope Bay Mine
Revenues from mining operations		$115,439		$—		$—
Production costs		83,118		—		—
Operating margin(i)		$32,321		$—		$—
Amortization of property, plant and mine development		11,238		—		—
Gross profit(ii)		$21,083		$—		$—
Tonnes of ore milled		227,739		—		—
Gold — grams per tonne		8.42		—		—
Gold production — ounces		56,229		—		—
Silver production — thousands of ounces		4		—		—
Production costs		$1,478		$—		$—
Total cash costs per ounce of gold produced - co-product basis(iii)		$1,064		$—		$—
By-product metal revenues		(1)		—		—
Total cash costs per ounce of gold produced - by-product basis(iii)		$1,063		$—		$—
Minesite costs per tonne(iv)	C$	326	C$	—	C$	—

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Canadian Malartic mine(x)	2021		2020		2019
Revenues from mining operations		$645,607		$478,542		$466,317
Production costs		242,589		195,312		208,178
Operating margin(i)		$403,018		$283,230		$258,139
Amortization of property, plant and mine development		167,157		132,531		119,822
Gross profit(ii)		$235,861		$150,699		$138,317
Tonnes of ore milled		11,130,195		10,399,883		10,524,531
Gold — grams per tonne		1.11		0.97		1.11
Gold production — ounces		357,392		284,317		334,596
Silver production — thousands of ounces		290		348		421
Production costs		$679		$736		$628
Total cash costs per ounce of gold produced - co-product basis(iii)(xi)		$684		$750		$626
By-product metal revenues		(21)		(27)		(20)
Total cash costs per ounce of gold produced - by-product basis(iii)(xi)		$663		$723		$606
Minesite costs per tonne(iv)(xii)	C$	28	C$	27	C$	26
Kittila mine
Revenues from mining operations		$414,656		$372,132		$260,323
Production costs		192,742		169,884		142,517
Operating margin(i)		$221,914		$202,248		$117,806
Amortization of property, plant and mine development		90,715		70,530		56,085
Gross profit(ii)		$131,199		$131,718		$61,721
Tonnes of ore milled		2,051,918		1,701,511		1,590,902
Gold — grams per tonne		4.19		4.38		4.15
Gold production — ounces		239,240		208,125		186,101
Silver production — thousands of ounces		11		11		13
Production costs		$806		$816		$766
Total cash costs per ounce of gold produced - co-product basis(iii)		$836		$806		$737
By-product metal revenues		(1)		(1)		(1)
Total cash costs per ounce of gold produced - by-product basis(iii)		$835		$805		$736
Minesite costs per tonne(iv)		€82		€86		€76

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Pinos Altos mine	2021	2020	2019
Revenues from mining operations	$259,446	$244,283	$249,577
Production costs	141,488	124,678	130,190
Operating margin(i)	$117,958	$119,605	$119,387
Amortization of property, plant and mine development	61,268	65,401	58,302
Gross profit(ii)	$56,690	$54,204	$61,085
Tonnes of ore processed	1,899,477	1,796,317	2,006,652
Gold — grams per tonne processed at the mill	2.20	2.25	2.65
Gold production — ounces	126,932	114,798	155,124
Silver production — thousands of ounces	1,285	1,607	2,161
Production costs	$1,115	$1,086	$839
Total cash costs per ounce of gold produced - co-product basis(iii)	$1,110	$1,050	$867
By-product metal revenues	(252)	(301)	(228)
Total cash costs per ounce of gold produced - by-product basis(iii)	$858	$749	$639
Minesite costs per tonne(iv)	$75	$66	$66
Creston Mascota mine
Revenues from mining operations	$27,784	$77,762	$78,023
Production costs	8,165	35,088	35,801
Operating margin(i)	$19,619	$42,674	$42,222
Amortization of property, plant and mine development	334	14,577	18,538
Gross profit(ii)	$19,285	$28,097	$23,684
Tonnes of ore processed	—	525,650	1,066,907
Gold — grams per tonne	—	2.00	1.87
Gold production — ounces	12,801	38,599	48,380
Silver production — thousands of ounces	105	558	580
Production costs	$638	$909	$740
Total cash costs per ounce of gold produced - co-product basis(iii)	$636	$867	$754
By-product metal revenues	(228)	(262)	(200)
Total cash costs per ounce of gold produced - by-product basis(iii)	$408	$605	$554
Minesite costs per tonne(iv)(xiii)	$—	$54	$33

La India mine	2021	2020	2019
Revenues from mining operations	$117,875	$147,299	$114,276
Production costs	60,381	68,137	65,638
Operating margin(i)	$57,494	$79,162	$48,638
Amortization of property, plant and mine development	45,910	44,671	40,591
Gross profit(ii)	$11,584	$34,491	$8,047
Tonnes of ore processed	6,018,341	5,525,514	5,402,415
Gold — grams per tonne	0.56	0.67	0.68
Gold production — ounces	63,529	84,974	82,190
Silver production — thousands of ounces	48	65	133
Production costs	$950	$802	$799
Total cash costs per ounce of gold produced - co-product basis(iii)	$959	$803	$849
By-product metal revenues	(20)	(15)	(26)
Total cash costs per ounce of gold produced - by-product basis(iii)	$939	$788	$823
Minesite costs per tonne(iv)	$10	$12	$13

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs.

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

(ii)	Gross profit is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Gross profit is calculated by deducting amortization of property plant and mine development from operating margin. The measure represents the amount of revenues in excess of production costs and amortization of property plant and mine development and is used by management to assess past operational profitability and performance of the mining operations. Management also uses these measures to, and believes it is useful to investors so they can monitor the performance of the Company’s mining operations. Management is aware, and investors should note, that the gross profit measure of performance can be impacted by fluctuations in processing levels, costs of gold produced and metal prices, management compensates for this inherent limitation by using this measure in conjunction with conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Refer to “Note to Investors Concerning Certain Measures of Performance” and “Non-Gaap Financial Performance Measures - operating margin” in this MD&A for additional details.
(iii)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, inventory production costs and other adjustments, which include smelting, refining and marketing charges , and then dividing by the number of ounces of gold produced, excluding the ounces produced before the achievement of commercial production. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes it is useful to investors so they can monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Refer to “Note to Investors Concerning Certain Measures of Performance” and “Non-Gaap Financial Performance Measures - Total Cash Costs Per Ounce of Gold Produced and Minesite cost per tonne” in this MD&A for additional details.
(iv)	Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnes of ore processed , excluding the tonnes processed before the achievement of commercial production. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS. Refer to “Note to Investors Concerning Certain Measures of Performance” and “Non-Gaap Financial Performance Measures - Total Cash Costs Per Ounce of Gold Produced and Minesite cost per tonne” in this MD&A for additional details.
(v)	The Lapa mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude five ounces of payable production of gold, which were credited to the Company as a result of final refining reconciliation following the cessation of mining and processing operations at the site.
(vi)	The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2021 exclude 1,956 ounces of payable production which were produced during this period as commercial production at the Amaruq underground project has not yet been achieved. The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 10,995 ounces of payable production of gold which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 35,281 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.
(vii)	The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2021 exclude 14,299 tonnes of ore from the Amaruq underground project which were processed during this period as commercial production at the Amaruq underground project has not yet been achieved. The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2020 exclude 121,317 tonnes which were processed prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2019 exclude 369,519 tonnes which were processed prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

(viii)	The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2021 exclude 24,057 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 6,491 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Tiriganiaq open pit on August 15, 2021. The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 47,281 ounces of payable production of gold which were produced prior to the achievement of commercial production on May 14, 2019.
(ix)	The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2021 exclude 213,867 tonnes of ore from the Tiriganiaq open pit deposit which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2020 exclude 49,504 tonnes which were processed during this period prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2019 exclude 263,749 tonnes which were processed prior to the achievement of commercial production on May 14, 2019.
(x)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.
(xi)	The Canadian Malartic mine’s cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 18,930 ounces of payable production of gold, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 3,137 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(xii)	The Canadian Malartic mine’s cost calculations per tonne for the year ended December 31, 2020 exclude 731,309 tonnes, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine’s cost calculations per tonne for the year ended December 31, 2019 exclude 133,615 tonnes which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(xiii)	The Creston Mascota mine’s cost calculation per tonne for the year ended December 31, 2021 exclude approximately $7.8 million of production costs incurred during the year ended December 31, 2021 following the cessation of mining activities at the Bravo pit during the third quarter of 2020. The Creston Mascota mine’s cost calculation per tonne for the year ended December 31, 2020 exclude approximately $4.4 million of production costs incurred during the three months ended December 31, 2020 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.